PROSPECTUS

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-104432

AMERICAN TOWERS, INC.

12.25% Senior Subordinated Discount Notes Due 2008

(Guaranteed by American Tower Corporation, which is our parent corporation, and substantially all of its existing and future subsidiaries)

We are offering to exchange 12.25% senior subordinated discount notes due 2008 that we have registered under the Securities Act of 1933 for all outstanding 12.25% senior subordinated discount notes due 2008. We refer to these registered notes as the new notes and all outstanding 12.25% senior subordinated discount notes due 2008 as the old notes.

The Exchange Offer

•	We will exchange an equal principal amount of new notes that are freely tradeable for all old notes that are validly tendered and not validly withdrawn.

•	You may withdraw tenders of outstanding old notes at any time prior to the expiration of the exchange offer.

•	The exchange offer is subject to the satisfaction of limited, customary conditions.

•	The exchange offer expires at 5:00 p.m., New York City time, on June 10, 2003, unless extended.

•	The exchange of old notes for new notes in the exchange offer generally will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

The New Notes

•	We are offering the new notes in order to satisfy our obligations under the registration rights agreement entered into in connection with the private placement of the old notes.

•	The terms of the new notes to be issued in the exchange offer are substantially identical to the terms of the old notes, except that the new notes are registered under the Securities Act and have no transfer restrictions, rights to additional interest or registration rights except in limited circumstances.

•	The old notes are, and the new notes will be, unconditionally guaranteed on a joint and several basis by American Tower Corporation and substantially all of its existing and future subsidiaries.

•	We do not intend to apply for listing of the new notes on any securities exchange or to arrange for them to be quoted on any quotation system.

See “ Risk Factors” beginning on page 12 to read about factors you should consider in connection with the exchange offer.

If you are a broker-dealer that receives new notes for your own account as a result of market-making or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act. You may use this prospectus, as we may amend or supplement it in the future, for your resales of new notes. We will make this prospectus available to any broker-dealer for use in connection with any such resale for a period of 180 days after the date of expiration of this exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the new notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 23, 2003

WHERE YOU CAN FIND MORE INFORMATION

American Tower Corporation, our parent company, files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of those documents filed with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the public reference room. Those SEC filings are also available on the SEC’s website at http://www.sec.gov. Copies of some of those documents are also available on our website at http://www.americantower.com. Our website is not part of this prospectus.

We are “incorporating by reference” in this prospectus some of those documents filed with the SEC, including information that we file with the SEC after the date of this prospectus. This means that we can disclose important business and financial information about us that is not included in or delivered with this prospectus to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Information in specified documents filed with the SEC after the date of this prospectus will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings American Tower Corporation may make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of any offering of securities offered by this prospectus:

•	American Tower Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, which we refer to as our 2002 Form 10-K, and

•	American Tower Corporation’s Current Reports on Form 8-K dated January 21, 2003 and February 24, 2003 (excluding information furnished pursuant to Item 9 thereunder).

Information contained in this prospectus supplements, modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information contained in later-dated documents incorporated by reference supplements, modifies or supersedes, as applicable, the information contained in this prospectus or in earlier-dated documents incorporated by reference.

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We will provide a copy of the documents we incorporate by reference, at no cost, upon written request or oral request of any person who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at:

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

Attention: Director of Investor Relations

If you would like to request any documents, you should do so by no later than June 2, 2003 in order to receive them before the expiration of the exchange offer.

We have filed this prospectus with the SEC as part of a registration statement on Form S-4 under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement because some parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The information contained or incorporated by reference in this prospectus is accurate only as of the date on the front cover of this prospectus or the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since then. We are not making an offer to sell the new notes in any jurisdiction where the offer or sale is not permitted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements about future events and expectations, or forward-looking statements, in this prospectus and the documents incorporated by reference into this prospectus. We have based those forward-looking statements on our current expectations and projections about future results. When we use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” or “intend,” or similar expressions, we do so to identify forward-looking statements. Examples of forward-looking statements include statements we make regarding future prospects of growth in the wireless communications and broadcast infrastructure markets, the level of future expenditures by companies in those markets, and other trends in those markets, our ability to maintain or increase our market share, our future capital expenditure levels, and our plans to fund our future liquidity needs. These forward-looking statements may be found under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as generally, in our 2002 Form 10-K, one of the documents incorporated by reference into this prospectus.

You should keep in mind that any forward-looking statement made by us in this prospectus and the documents incorporated by reference into this prospectus speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. In any event, these and other factors may cause our actual results to differ materially from those expressed in our forward-looking statements, including those factors set forth in this prospectus under “Risk Factors.” We have no duty to, and we do not intend to, update or revise forward-looking statements made by us in this prospectus and the documents incorporated by reference into this prospectus, except as required by law. In light of these risks and uncertainties, you should keep in mind that the future events or circumstances described in any forward-looking statements made by us in this prospectus and the documents incorporated by reference into this prospectus or elsewhere might not occur.

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SUMMARY

This summary contains basic information that is important to you in deciding whether to participate in the exchange offer. You should read this entire prospectus carefully, including “Risk Factors,” and the documents that we have filed with the SEC and incorporated by reference into this prospectus.

In this prospectus, American Tower Corporation and its subsidiaries are referred to as “we,” “us,” or “the company,” unless it is clear from the context that we mean only American Tower Corporation, the parent company, or American Towers, Inc., a wholly owned, direct subsidiary of American Tower Corporation. We sometimes refer to American Towers, Inc. in this prospectus as ATI.

The Issuer

The new notes will be issued by American Towers, Inc., a wholly owned, direct subsidiary of American Tower Corporation. ATI is the issuer of the old notes and is the principal operating subsidiary of American Tower Corporation.

American Tower

We are a leading wireless and broadcast communications infrastructure company with a portfolio of approximately 15,000 towers, including pending transactions. Our primary business is leasing antenna space on multi-tenant communications towers to wireless service providers and radio and television broadcast companies. We operate the largest portfolio of wireless communications towers in North America and are the largest independent operator of broadcast towers in North America, based on number of towers. Our tower portfolio provides us with a recurring base of leasing revenues from our existing customers and growth potential due to the capacity to add more tenants and equipment to these towers. Our broad network of towers enables us to address the needs of wireless service providers on a national basis. We also offer select tower related services, such as antennae and line installation and site acquisition and zoning services, which are strategic to our core leasing business.

We intend to capitalize on the increasing use of wireless communication services by actively marketing space available for leasing on our existing towers and selectively developing or acquiring new towers that meet our return on investment criteria.

Our core leasing business, which we refer to as our rental and management segment, accounted for approximately 93.9% and 86.6% of our segment operating profit for the years ended December 31, 2002 and December 31, 2001, respectively. In 2003, we expect that our rental and management segment will contribute at least 95% of our segment operating profit. By segment operating profit, we mean segment revenue less direct segment expense. Rental and management segment operating profit includes interest income, TV Azteca, net.

An element of our strategy is to continue to focus our operations on our rental and management segment by divesting non-core assets, using the proceeds to purchase high quality tower assets, and reducing outstanding indebtedness. Between January 1, 2002 and March 31, 2003, we completed approximately $204.6 million of non-core asset sales comprised of certain assets in our network development services and satellite and fiber network access services segments, more than 760 non-core towers, and two office buildings in our rental and management segment.

In December 2002, we committed to a plan to dispose of our wholly owned subsidiary, Verestar, which comprised our entire satellite and fiber network access services segment. Accordingly, Verestar is now accounted for as a discontinued operation. We plan to dispose of these assets prior to December 31, 2003 and have nominal, if any, commitment to invest additional funds in Verestar during the pendency of the divestiture, with the exception of financial guarantees of up to $12.0 million for certain contractual obligations. In addition, we are seeking to sell approximately $50.0 million of additional non-core assets during the remainder of 2003. We expect that a portion of the proceeds from our consummated and future non-core asset sales will be reinvested in higher quality tower assets.

We believe that this strategy of focusing our operations on our rental and management segment will make our consolidated operating cash flows more stable and provide us with continuing growth because of the following characteristics of our core leasing business:

•	Long-term tenant leases with contractual escalators. In general, a lease with a wireless carrier has a duration of five to ten years and lease payments typically increase 3% to 5% per year.

•	Tower operating expenses are largely fixed. Incremental operating costs associated with adding wireless tenants to a tower are low.

•	Low maintenance capital expenditures. On average, a wireless tower requires minimal annual capital investments to maintain.

•	High lease renewal rates. Wireless carriers tend to renew leases because repositioning a site in a carrier’s network is expensive and often affects several other sites in the wireless network.

Strategy

Our strategy is to capitalize on the increasing use of wireless communication services and the infrastructure requirements necessary to deploy current and future generations of wireless communication technologies. Between December 1995 and December 2002, the number of wireless phone subscribers in the United States increased from 33.8 million to 140.8 million. In addition, the minutes of use of wireless phone services among wireless carriers in the United States increased from 37.8 billion for the full year 1995 to nearly 619.0 billion for the full year 2002. From December 1995 through December 2002, the number of cell sites also increased from 22,700 to 139,300.* We expect that the continued growth of wireless subscribers and minutes of use of wireless personal communications and phone services will require wireless carriers to add a significant number of additional cell sites to maintain the performance of their networks in the areas they currently cover and to extend service to areas where coverage does not yet exist. In addition, we believe that as data wireless services, such as email and internet access, are deployed on a widespread basis, the deployment of these technologies will require wireless carriers to further increase the cell density of their existing networks, may require an overlay of new technology equipment, and may increase the demand for geographic expansion of their network coverage. To meet this demand, we believe wireless carriers will continue to outsource their tower infrastructure needs as a means of improving existing service coverage, implementing new technology, accelerating access to their markets and preserving capital, rather than constructing and operating their own towers and maintaining their own tower service and development capabilities.

We believe that our existing portfolio of towers, our tower related services and network development capabilities, and our management team, position us to benefit from these communication trends and to play an increasing role in addressing the needs of wireless service providers and broadcasters. The key elements of our strategy include:

•	Maximize Use of Our Tower Capacity. We believe that our highest returns will be achieved by leasing additional space on our existing towers. Annual rental and management revenue and segment

*	Cellular Telecommunications & Internet Association (CTIA), December 2002. Subscriber and use information includes only cellular, personal communications services, and enhanced specialized mobile radio wireless services. The term cell site above refers to the number of antennae and related equipment in commercial operation, not the number of towers on which that equipment is attached.

operating profit growth during 2002 was 26% and 41%, respectively. We anticipate that our revenues and segment operating profit will continue to grow because many of our towers are attractively located for wireless service providers and have capacity available for additional antenna space rental that we can offer to customers at low incremental costs to us. Because the costs of operating a tower are largely fixed, increasing utilization significantly improves operating margins. We will continue to target our sales and marketing activities to increase utilization of, and investment return on, our existing towers.

•	Actively Manage Our Tower Portfolio. We are actively managing our portfolio of towers by selling non-core towers and reinvesting a portion of the proceeds in high quality tower assets, such as the towers we are acquiring from NII Holdings. In 2002, we sold over 700 non-core towers. We also plan to pursue exchanges and sales of towers or tower clusters with tower operators and other entities. Our goal is to enhance operating efficiencies either by acquiring towers in regions where we have insufficient coverage or by disposing or exchanging towers in areas where we do not have operating economies of scale. If we are successful in disposing of certain tower assets, we may reinvest a portion of the proceeds received in more profitable tower assets.

•	Employ Selective Criteria for New Tower Construction and Acquisitions. While our first priority is leasing capacity on our existing towers, we continue to construct and acquire new towers when our strict return on investment criteria can be met. These criteria include securing leases from the economic equivalent of two broadband customers in advance of construction, ensuring reasonable estimated construction costs and obtaining the land on which to build the tower, whether by purchase or ground lease, on reasonable terms.

•	Continue Our Focus on Customer Service. Since speed to market and reliable network performance are critical components to the success of wireless service providers, our ability to assist our customers in meeting their goals will ultimately define our success. To that end, we intend to continue to focus on customer service by, for example, reducing cycle time for key functions, such as lease processing and antennae and line installations.

•	Build On Our Strong Relationships with Major Wireless Carriers. Our understanding of the network needs of our wireless carrier customers and our ability to effectively convey how we can satisfy those needs are key to our efforts to add new antennae leases, cross-sell our services and identify desirable new tower development projects. We are building on our strong relationships with our customers to gain more familiarity with their evolving network plans so we can identify opportunities where our nationwide portfolio of towers, extensive service offerings and experienced construction personnel can be used to satisfy their needs. We believe that we are well positioned to be a preferred partner to major wireless carriers in leasing tower space and new tower development projects because of the location of our towers, our proven operating and construction experience and the national scope of our tower portfolio and services.

•	Participation in Industry Consolidation. We believe there is compelling rationale for consolidation among tower companies. More extensive networks will be better positioned to provide more comprehensive service to customers and to support the infrastructure requirements of future generations of wireless communication technologies. Combining with one or more other tower companies also should result in improvements in cost structure efficiencies, with a corresponding positive impact on operating results. These benefits should, in turn, enhance access to capital and accelerate the de-levering process. Accordingly, we continue to be interested in participating in the consolidation of our industry on terms that are consistent with these perceived benefits and that create long-term value for our stockholders.

Our principal executive offices are located at 116 Huntington Avenue, Boston, Massachusetts 02116, and our telephone number is (617) 375-7500. Our website is located at www.americantower.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

The Exchange Offering

All capitalized terms used without definition within this section shall have the respective meanings set forth under “Description of Notes” beginning on page 30 of this prospectus.

Summary of Terms of the Exchange Offer

Background

We sold the old notes on January 29, 2003 in an unregistered private placement to a group of investment banks as initial puchasers. In connection with that private placement, we entered into a registration rights agreement in which we agreed to deliver this prospectus to you and to make an exchange offer for the old notes.

The Exchange Offer

We are offering to exchange up to $808.0 million aggregate principal amount at maturity of our new notes which have been registered under the Securities Act for up to $808.0 million aggregate principal amount at maturity of our old notes. You may tender old notes only in integral multiples of $1,000 principal amount at maturity.

Resale of New Notes

Based on interpretive letters of the SEC staff to third parties, we believe that you may resell and transfer the new notes issued pursuant to the exchange offer in exchange for old notes without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

• you are acquiring the new notes in the ordinary course of your business,

• you have no arrangement or understanding with any person to participate in the distribution of the new notes, and

• you are not our affiliate as defined under Rule 405 of the Securities Act.

If you fail to satisfy any of these conditions, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

Broker-dealers that acquired old notes directly from us, but not as a result of market-making activities or other trading activities, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes. See “Plan of Distribution” on page 76 of this prospectus.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer in exchange for old notes that it acquired as a result of market-making or other trading activities must deliver a prospectus in connection with any resale of the new notes and provide us with a signed acknowledgement of this obligation.

Consequences If You Do Not Exchange Your Old Notes

Old notes that are not tendered in the exchange offer or are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to offer or sell the old notes unless:

• an exemption from the requirements of the Securities Act is available to you,

• we register the resale of old notes under the Securities Act, or

• the transaction requires neither an exemption from nor registration under the requirements of the Securities Act.

After the completion of the exchange offer, we will no longer have an obligation to register the old notes, except in limited circumstances.

Expiration Date	5:00 p.m., New York City time, on June 10, 2003, unless we extend the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to limited, customary conditions, which we may waive.

Procedures for Tendering Old Notes	If you wish to accept the exchange offer, you must deliver to the exchange agent:

•      either a completed and signed letter of transmittal or, for old notes tendered electronically, an agent’s message from The Depository Trust Company, which we refer to as DTC, Euroclear or Clearstream stating that the tendering participant agrees to be bound by the letter of transmittal and the terms of the exchange offer,

• your old notes, either by tendering them in physical form or by timely confirmation of book-entry transfer through DTC, Euroclear or Clearstream, and

• all other documents required by the letter of transmittal.

These actions must be completed before the expiration of the exchange offer.

If you hold old notes through DTC, Euroclear or Clearstream, you must comply with their standard procedures for electronic tenders, by which you will agree to be bound by the letter of transmittal.

By signing, or by agreeing to be bound by, the letter of transmittal, you will be representing to us that:

• you will be acquiring the new notes in the ordinary course of your business,

• you have no arrangement or understanding with any person to participate in the distribution of the new notes, and

• you are not our affiliate as defined under Rule 405 of the Securities Act.

See “The Exchange Offer—Procedures for Tendering” on page 25 of this prospectus.

Guaranteed Delivery Procedures for Tendering Old Notes

If you cannot meet the expiration deadline or you cannot deliver your old notes, the letter of transmittal or any other documentation to comply with the applicable procedures under DTC, Euroclear or Clearstream standard operating procedures for electronic tenders in a timely fashion, you may tender your notes according to the guaranteed delivery procedures set forth under “The Exchange Offer—Guaranteed Delivery Procedures” on page 27 of this prospectus.

Special Procedures for Beneficial Holders

If you beneficially own old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender in the exchange offer, you should contact that registered holder promptly and instruct that person to tender on your behalf. If you wish to tender in the exchange offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either arrange to have the old notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Withdrawal Rights	You may withdraw your tender of old notes at any time before the exchange offer expires.

Tax Consequences

The exchange pursuant to the exchange offer generally will not be a taxable event for U.S. federal income tax purposes. See “Material United States Federal Tax Consequences” on page 70 of this prospectus.

Use of Proceeds	We will not receive any proceeds from the exchange or the issuance of the new notes.

Exchange Agent

The Bank of New York is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth under “Exchange Agent” on page 77 of this prospectus.

Summary Description of the New Notes

The form and terms of the new notes are the same as the form and terms of the old notes, except that:

•	the new notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer, and

•	specified rights under the registration rights agreement, including the provisions providing for registration rights and the payment of additional interest in specified circumstances, will be limited or eliminated.

The new notes will evidence the same debt as the old notes and will rank equally with the old notes. The same indenture will govern both the old notes and the new notes. We refer to the old notes and the new notes together as the “notes.”

Issuer	American Towers, Inc.

New Notes Offered	$808,000,000 principal amount at maturity 12.25% Senior Subordinated Discount Notes due 2008

Maturity Date	August 1, 2008

Yield to Maturity

No cash interest will accrue on the new notes. Instead, the accreted value of each note will increase between January 29, 2003 and August 1, 2008 at a rate of 12.25% per annum calculated on a semi-annual bond equivalent basis.

Original Issue Discount

The old notes were issued with original issue discount for U.S. federal income tax purposes. Accordingly, although we will not pay interest on the notes, the accretion of original issue discount will be includible, periodically, in a holder’s gross income for U.S. federal income tax purposes in advance of the receipt of cash payments to which the income is attributable. See “Material United States Federal Tax Consequences” on page 70 of this prospectus.

Guarantees

The notes are jointly and severally guaranteed on a senior subordinated basis by American Tower Corporation, ATI’s parent, certain of ATI’s sister companies, which we refer to as the sister guarantors, and which are wholly owned by ATI’s parent, and substantially all of ATI’s and the sister guarantors’ wholly owned domestic subsidiaries.

Ranking

The notes are general, unsecured obligations of ATI and will rank junior in right of payment to all of its existing and future senior indebtedness and structurally senior in right of payment to all existing and future indebtedness of its parent. As of December 31, 2002, giving pro forma effect to the use of the proceeds of the old notes, the notes would have been subordinated to approximately $1.4 billion of indebtedness of ATI, and structurally senior to approximately $1.9 billion of indebtedness of its parent, American Tower Corporation.

Optional Redemption

We may redeem any of the notes at any time on or after February 1, 2006, in whole or in part, in cash at the redemption prices described in this prospectus. See “Description of Notes—Optional Redemption” on page 35 of this prospectus.

Change of Control Offer	If we undergo a change of control, we may be required to make an offer to purchase each holder’s notes at a price equal to 101% of the aggregate accreted value of the notes on the date of purchase.

Certain Covenants

The indenture governing the notes contains covenants that, among other things, limit the ability of ATI, ATI’s restricted subsidiaries, the sister guarantors and their respective restricted subsidiaries to:

•      incur or guarantee additional indebtedness;

•      create liens;

•      pay dividends or make other equity distributions;

•      enter into agreements restricting the restricted subsidiaries’ ability to pay dividends;

•      purchase or redeem capital stock;

•      make investments;

•      sell assets or consolidate or merge with or into other companies; and

•      engage in transactions with affiliates.

These limitations are subject to a number of important qualifications and exceptions. See “Description of Notes—Certain Covenants” on page 38 of this prospectus.

Risk Factors

See “Risk Factors” immediately following this summary for a discussion of risks relating to an investment in the notes.

SELECTED FINANCIAL DATA

We have derived the following selected financial data from our audited consolidated financial statements. You should read the selected financial data in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited consolidated financial statements and the related notes to those consolidated financial statements included in our 2002 Form 10-K, which is incorporated by reference into this prospectus. Prior to our separation from our former parent on June 4, 1998, we operated as a subsidiary of American Radio Systems Corporation and not as an independent company. Therefore, our results of operations and the financial condition information for that period may be different from what they would have been had we operated as a separate, independent company.

Year-to-year comparisons are significantly affected by our acquisitions, dispositions and construction of towers. Our principal acquisitions and dispositions are described in the notes to our consolidated financial statements included in our 2002 Form 10-K.

AMERICAN TOWER CORPORATION

SELECTED FINANCIAL DATA

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(In thousands, except per share data)
Statement of Operations Data:
Revenues:
Rental and management	$548,923	$435,302	$270,298	$131,245	$60,505
Network development services	239,497	349,848	239,616	67,039	23,315

Total operating revenues	788,420	785,150	509,914	198,284	83,820

Operating Expenses:
Rental and management	228,519	211,811	136,300	60,915	29,455
Network development services	217,690	312,926	210,313	55,217	19,479
Depreciation and amortization(1)	316,876	346,020	241,211	116,242	47,177
Corporate general and administrative expense	24,349	26,478	14,958	9,136	5,099
Restructuring expense	10,638	5,236
Development expense	5,896	7,895	14,433	1,406
Tower separation expense(2)					12,772
Impairments and net loss on sale of long-lived assets(3)	90,734	74,260

Total operating expenses	894,702	984,626	617,215	242,916	113,982

Operating loss from continuing operations	(106,282)	(199,476)	(107,301)	(44,632)	(30,162)

Interest income, TV Azteca, net	13,938	14,377	12,679	1,856
Interest income	3,514	28,622	15,954	17,850	9,196
Interest expense	(255,645)	(267,825)	(151,702)	(27,274)	(23,228)
(Loss) income from investments and other expense	(25,579)	(38,797)	(2,434)	367
Loss on term loan cancellation(4)	(7,231)
Note conversion expense(5)		(26,336)	(16,968)
Minority interest in net earnings of subsidiaries	(2,118)	(318)	(202)	(142)	(287)

Loss from continuing operations before income taxes	(379,403)	(489,753)	(249,974)	(51,975)	(44,481)
Income tax benefit	64,634	99,875	65,897	4,479	5,511

Loss from continuing operations before extraordinary losses and cumulative effect of change in accounting principle(6)	$(314,769)	$(389,878)	$(184,077)	$(47,496)	$(38,970)

Basic and diluted loss per common share from continuing operations before extraordinary losses and cumulative effect of change in accounting principle(6)	$(1.61)	$(2.04)	$(1.09)	$(0.32)	$(0.49)

Weighted average common shares outstanding(6)	195,454	191,586	168,715	149,749	79,786

Ratio of earnings to fixed charges(7)	—	—	—	—	—

	December 31,
	2002	2001	2000	1999	1998
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents (including restricted cash)(8)	$127,292	$130,029	$128,074	$25,212	$186,175
Property and equipment, net	2,734,885	3,287,573	2,296,670	1,092,346	449,476
Total assets	5,662,203	6,829,723	5,660,679	3,018,866	1,502,343
Long-term obligations, including current portion	3,464,679	3,561,960	2,468,223	740,822	281,129
Total stockholders’ equity	1,740,323	2,869,196	2,877,030	2,145,083	1,091,746

footnotes appear on following page

(1)	As of January 1, 2002, we adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” (SFAS No. 142). Accordingly, we ceased amortizing goodwill on January 1, 2002. The statements of operations for all periods presented except for the year ended December 31, 2002 include goodwill amortization. The adoption of SFAS No. 142 reduced amortization expense in continuing operations by approximately $70.0 million for the year ended December 31, 2002.
(2)	Tower separation expense refers to the one-time expense incurred as a result of our separation from American Radio.
(3)	Impairments and net loss on sale of long-lived assets for the year ended December 31, 2002 was $90.7 million and was comprised primarily of impairment charges and net loss on sale of certain non-core towers aggregating $46.8 million and an impairment charge of $40.2 million related to the write-off of construction-in-progress costs associated with approximately 800 sites that we no longer plan to build. Impairments and net loss on sales of long-lived assets for the year ended December 31, 2001 was $74.3 million and was primarily comprised of impairment charges on non-core towers of $11.7 million and an impairment charge of $62.6 million related to the write-off of construction in progress costs on sites that we no longer intended to build.
(4)	Represents the write-off of certain deferred financing costs associated with our term loan C credit facility which was terminated in 2002.
(5)	Note conversion expense represents the fair value of incremental stock issued to holders of our 2.25% and 6.25% convertible notes to induce them to convert their holdings prior to the first scheduled redemption date.
(6)	We computed basic and diluted loss per common share from continuing operations before extraordinary losses and cumulative effect of change in accounting principle using the weighted average number of shares outstanding during each period presented. Shares outstanding following the separation from our former parent American Radio are assumed to be outstanding for all periods presented prior to June 4, 1998. We have excluded shares issuable upon exercise of options and other common stock equivalents from the computations, as their effect is anti-dilutive.
(7)	For purposes of calculating this ratio, “earnings” consists of loss from continuing operations before income taxes, fixed charges (excluding interest capitalized), minority interest in net earnings of subsidiaries, losses from equity investments and amortization of interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt discount and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon (30%). We had a deficiency in earnings to fixed charges in each period as follows (in thousands): 2002—$371,828; 2001—$494,105; 2000—$257,939; 1999—$55,006; and 1998—$45,550.
(8)	Includes at December 31, 2001 and 2000 approximately $94.1 million and $46.0 million, respectively, of restricted funds required under our credit facilities to be held in escrow through August 2002 to fund scheduled interest payments on our outstanding senior and convertible notes.

RISK FACTORS

You should consider the following risk factors, in addition to the other information presented in this prospectus and the documents incorporated by reference into this prospectus, in evaluating us, our business and your participation in the exchange offer. Any of the following risks could seriously harm our business and financial results and cause the value of the new notes to decline, which in turn could cause you to lose all or part of your investment.

Risks Related to the Exchange Offer

If you fail to exchange your old notes, they will continue to be restricted securities and may become less liquid.

Old notes that you do not tender or that we do not accept will, following the exchange offer, continue to be restricted securities. You may not offer or sell untendered old notes except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. ATI will issue new notes in exchange for the old notes pursuant to the exchange offer only following the satisfaction of procedures and conditions described elsewhere in this prospectus. These procedures and conditions include timely receipt by the exchange agent of the old notes and of a properly completed and duly executed letter of transmittal.

Because we anticipate that most holders of old notes will elect to exchange their old notes, we expect that the liquidity of the market for any old notes remaining after the completion of the exchange offer may be substantially limited. Any old note tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the old notes outstanding. Following the exchange offer, if you did not tender your old notes you generally will not have any further registration rights and your old notes will continue to be subject to transfer restrictions. Accordingly, the liquidity of the market for any old notes could be adversely affected.

Risks Related to the Notes

Our substantial leverage and debt service obligations may adversely affect us.

We have a substantial amount of indebtedness. Our total indebtedness at year end, giving effect to our offering of the old notes in January 2003 and the subsequent $200.0 million prepayment of term loans outstanding under our credit facilities, was approximately $3.6 billion, excluding any assumed repayment of the 2.25% convertible notes or other indebtedness out of the remaining proceeds from the old notes offering.

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal of, interest on, or other amounts due in respect of our indebtedness. A significant portion of our outstanding indebtedness bears interest at floating rates. As a result, our interest payment obligations on that indebtedness will increase if interest rates increase. We may also obtain additional long term debt and working capital lines of credit to meet future financing needs. This would have the effect of increasing our total leverage. Our substantial leverage could have significant negative consequences, including:

•	impairing our ability to meet one or more of the financial ratios contained in our debt agreements or to generate cash sufficient to pay interest or principal, including periodic principal amortization payments, which events could result in an acceleration of some or all of our outstanding debt as a result of cross-default provisions;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional debt or equity financing;

•	requiring the dedication of a substantial portion of our cash flow from operations to service our debt, thereby reducing the amount of our cash flow available for other purposes, including capital expenditures;

•	requiring us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete; and

•	placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

Your right to receive payments on the notes is junior to the existing and future senior indebtedness of ATI.

The notes are subordinated in right of payment to all of ATI’s existing and future senior indebtedness. As of December 31, 2002, after giving pro forma effect to the issuance and use of proceeds of the notes, the notes would have been subordinated to $1.4 billion of indebtedness of ATI. In addition, the guarantees of the notes are subordinated to all existing and future senior indebtedness of the guarantors. As a result, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of our senior debt and the senior debt of the guarantors will be entitled to be paid in full before any payment may be made with respect to the notes or the guarantees.

In addition, all payments on the notes and the guarantees are blocked in the event of a payment default on senior debt and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on senior debt.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the notes will participate with trade creditors and all other holders of our and the guarantors’ subordinated indebtedness in the assets remaining after we and the subsidiary guarantors have paid all of our and their respective senior debt. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than holders of trade payables in those proceedings. In any of these cases, we and the subsidiary guarantors may not have sufficient funds to pay all of our and their respective creditors and holders of notes may receive less, ratably, than the holders of senior debt.

You will be required to pay U.S. federal income tax on accrual of original issue discount on the notes.

The old notes were issued at a substantial discount from their principal amount at maturity. Although ATI does not and will not pay interest on the notes, original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the notes, has been accruing since January 29, 2003. Consequently, holders of the notes are required to include amounts in income for U.S. federal income tax purposes in advance of their receipt of the cash payments to which the income is attributable. See “Material United States Federal Tax Consequences” on page 70 of this prospectus.

Restrictive covenants in our credit facilities and the notes could adversely affect our business by limiting flexibility.

The indenture for the notes and our credit facilities contain similar restrictive covenants that limit ATI’s ability, and the ability of ATI’s restricted subsidiaries, sister guarantors and their restricted subsidiaries to:

•	pay dividends and make distributions or other restricted payments;

•	incur more debt, guarantee indebtedness and issue preferred stock;

•	issue stock of certain subsidiaries;

•	make certain investments;

•	create liens;

•	enter into transactions with affiliates;

•	enter into sale-leaseback transactions; and

•	merge, consolidate or sell assets.

Our parent’s senior note indenture also contains restrictive covenants with respect to those types of activities. These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other corporate opportunities.

We may be unable to repay the notes when due or repurchase the notes when we are required to do so.

At final maturity of the notes or in the event of acceleration of the notes following an event of default, the entire outstanding accreted value of the notes will become due and payable. Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the accreted value of the notes on the date of repurchase plus liquidated damages, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at maturity, in the event of acceleration, or at the time of the change of control to make the required repurchase of notes or that restrictions in our credit facilities will not allow repurchases.

Moreover, our existing credit facilities prohibit us from redeeming or repurchasing any of the notes for cash. As a result, we would not be able to make any of the required payments on the notes described in the prior paragraph without obtaining the consent of the lenders under our credit facilities with respect to that payment. If we are unable to make the required payments or repurchases of the notes, it would constitute an event of default under our credit facilities and the notes.

In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “change of control” under the indenture. See “Description of Notes—Repurchase at the Option of Holders” on page 35 of this prospectus.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

The notes are guaranteed by our parent, the sister guarantors and substantially all of our and the sister guarantors’ wholly owned, domestic subsidiaries. Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee; and

•	was insolvent or rendered insolvent by reason of the incurrence of the guarantee; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of the new notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

There may be no public market for the new notes, which may significantly impair the liquidity of the new notes.

There has been no public market for any of the new notes and we cannot assure you as to:

•	the liquidity of any market that may develop;

•	your ability to sell your new notes; or

•	the price at which you would be able to sell your new notes.

If a market were to exist for the new notes the new notes could trade at prices that may be lower than the principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance. We do not presently intend to apply for listing of the new notes on any securities exchange.

The initial purchasers in our January 2003 private placement of the units in which we issued the old notes have advised us that they presently intend to make a market in the new notes. The initial purchasers are not obligated, however, to make a market in these securities, and they may discontinue any such market-making at any time at their sole discretion. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, we cannot assure you as to the development or liquidity of any market for the new notes.

Risks Related to Our Business

Decrease in demand for tower space would materially and adversely affect our operating results and we cannot control that demand.

Many of the factors affecting the demand for wireless communications tower space, and to a lesser extent our services business, could materially affect our operating results. Those factors include:

•	consumer demand for wireless services;

•	the financial condition of wireless service providers;

•	the ability and willingness of wireless service providers to maintain or increase their capital expenditures;

•	the growth rate of wireless communications or of a particular wireless segment;

•	the number of wireless service providers in a particular segment, nationally or locally;

•	governmental licensing of broadcast rights;

•	mergers or consolidations among wireless service providers;

•	increased use of network sharing arrangements or roaming and resale arrangements by wireless service providers;

•	delays or changes in the deployment of 3G or other technologies;

•	zoning, environmental, health and other government regulations; and

•	technological changes.

The demand for broadcast antenna space is dependent, to a significantly lesser extent, on the needs of television and radio broadcasters. Among other things, technological advances, including the development of satellite-delivered radio, may reduce the need for tower-based broadcast transmission. We could also be affected adversely should the development of digital television be delayed or impaired, or if demand for it were less than anticipated because of delays, disappointing technical performance or cost to the consumer.

Our participation or inability to participate in tower industry consolidation could involve certain risks.

Any merger or acquisition transaction would involve several risks to our business, including demands on managerial personnel that could divert their attention from other aspects of our core leasing business, increased operating risks due to the integration of major national networks into our operational system, and potential antitrust constraints, either in local markets or on a regional basis, that could require selective divestitures at unfavorable prices. Any completed transaction may have an adverse effect on our operating results, particularly in the fiscal quarters immediately following its completion while we integrate the operations of the other business. In addition, once integrated, combined operations may not necessarily achieve the levels of revenues, profitability or productivity anticipated. There also may be limitations on our ability to consummate a merger or acquisition transaction. For example, any transaction would have to comply with the terms of our credit facilities and note indentures, or a consent of lenders under those instruments might be required, which might not be obtainable on acceptable terms. In addition, regulatory constraints might impede or prevent business combinations. Our inability to consummate a merger or acquisition for these or other reasons could result in our failure to participate in the expected benefits of industry consolidation and may have an adverse effect on our ability to compete effectively.

Continuation of the current U.S. economic slowdown could materially and adversely affect our business.

The existing slowdown in the U.S. economy has negatively affected the factors described under the prior heading, influencing demand for tower space and tower related services. For example, the slowdown, coupled with the deterioration of the capital markets, has caused certain wireless service providers to delay and, in certain cases, abandon expansion and upgrading of wireless networks, implementation of new systems, or introduction of new technologies. As a result, demand has also decreased for many of our network development services. The economic slowdown has also harmed, and may continue to harm, the financial condition of some wireless service providers. Many wireless service providers operate with substantial leverage and some wireless service providers, including customers of ours, have filed for bankruptcy.

If our wireless service provider customers consolidate or merge with each other to a significant degree, our growth, our revenue and our ability to generate positive cash flows could be adversely affected.

Significant consolidation among our wireless service provider customers may result in reduced capital expenditures in the aggregate because the existing networks of many wireless carriers overlap, as do their expansion plans. Similar consequences might occur if wireless service providers engage in extensive sharing or roaming or resale arrangements as an alternative to leasing our antennae space. In January 2003, the spectrum cap, which previously prohibited wireless carriers from owning more than 45 MHz of spectrum in any given geographical area, was allowed to expire. Some wireless carriers may be encouraged to consolidate with each other as a result of this regulatory change and as a means to strengthen their financial condition. Consolidation among wireless carriers would also increase our risk that the loss of one or more of our major customers could materially decrease revenues and cash flows.

Due to the long-term expectations of revenue from tenant leases, the tower industry is sensitive to the creditworthiness of its tenants.

Due to the long-term nature of our tenant leases, we, like others in the tower industry, are dependent on the continued financial strength of our tenants. During the past two years, several of our customers have filed for bankruptcy, although to date these bankruptcies have not had a material adverse effect on our business or revenues. Many wireless service providers operate with substantial leverage. If one or more of our major lease customers experienced financial difficulties, it could result in uncollectible accounts receivable and our loss of significant customers and anticipated lease revenues.

Restrictive covenants in our credit facilities, our senior notes and the notes could adversely affect our business by limiting flexibility.

The indentures for our senior notes and the notes and our credit facilities contain restrictive covenants and, in the case of our credit facilities, requirements of complying with certain leverage and other financial tests. These limit our ability to take various actions, including the incurrence of additional debt, guaranteeing indebtedness and issuing preferred stock, engaging in various types of transactions, including mergers and sales of assets, and paying dividends and making distributions or other restricted payments, including investments. These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, new tower development, mergers and acquisitions or other opportunities.

Our foreign operations could create expropriation, governmental regulation, funds inaccessibility, foreign exchange exposure and management problems.

Our expansion in Mexico and Brazil, and any other possible foreign operations in the future, could result in adverse financial consequences and operational problems not experienced in the United States. We have loaned $119.8 million to a Mexican company and own or have the economic rights to over 1,700 towers in Mexico, including approximately 200 broadcast towers, giving effect to pending transactions. Subject to certain rejection rights, we are also contractually committed to construct up to approximately 650 additional towers in Mexico over the next three years. Giving effect to pending transactions, we also own or have acquired the rights to approximately 275 communications towers in Brazil and are, subject to certain rejection rights, contractually committed to construct up to 350 additional towers in that country over the next three years. The actual number of sites constructed will vary depending on the build out plans of the applicable carrier. In December 2002, we agreed to acquire approximately 540 communications sites from NII Holdings, predominantly in Mexico, for an aggregate purchase price of $100.0 million in cash. We may, should economic and capital market conditions improve, also engage in comparable transactions in other countries in the future. Among the risks of foreign operations are governmental expropriation and regulation, inability to repatriate earnings or other funds, currency fluctuations, difficulty in recruiting trained personnel, and language and cultural differences, all of which could adversely affect our operations.

New technologies could make our tower antenna leasing services less desirable to potential tenants and result in decreasing revenues.

The development and implementation of signal combining technologies, which permit one antenna to service two different transmission frequencies and, thereby, two customers, may reduce the need for tower-based broadcast transmission and hence demand for our antenna space. Technologies that enhance spectral capacity, such as beam forming or “smart antennas” can increase the capacity at existing sites and can reduce the number of additional sites a given carrier needs to serve any given subscriber base.

In addition, the emergence of new technologies could reduce the need for tower-based transmission and reception and have an adverse effect on our operations. The growth in delivery of video services by direct broadcast satellites could also adversely affect demand for our antenna space.

Indoor distribution systems relieve some capacity on existing networks and could have an adverse effect on our operations. Capacity enhancing technologies such as lower-rate vocoders and more spectrally efficient airlink standards potentially relieve network capacity problems without adding sites and could adversely effect our operations.

We could have liability under environmental laws.

Our operations, like those of other companies engaged in similar businesses, are subject to the requirements of various federal, state and local and foreign environmental and occupational safety and health laws and regulations, including those relating to the management, use, storage, disposal, emission and remediation of, and exposure to, hazardous and non-hazardous substances, materials, and wastes, and the siting of our towers. As owner, lessee or operator of approximately 15,000 real estate sites, we may be liable for substantial costs of remediating soil and groundwater contaminated by hazardous materials, without regard to whether we, as the owner, lessee or operator, knew of or were responsible for the contamination. In addition, we cannot assure you that we are at all times in complete compliance with all environmental requirements. We may be subject to potentially significant fines or penalties if we fail to comply with any of these requirements. The current cost of complying with those laws is not material to our financial condition or results of operations. However, the requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to government regulations and changes in current or future laws or regulations could restrict our ability to operate our business as we currently do.

We are subject to federal, state, local and foreign regulation of our business, including regulation by the FAA, FCC, Environmental Protection Agency, Department of Transportation and OSHA. Both the FCC and the FAA regulate towers used for wireless communications and radio and television antennae and the FCC separately regulates transmitting devices operating on towers. Similar regulations exist in Mexico, Brazil and other foreign countries regarding wireless communications and the operation of communications towers. Local zoning authorities and community organizations are often opposed to construction in their communities and these regulations can delay, prevent or increase the cost of new tower construction, collocations or site upgrade projects, thereby limiting our ability to respond to customer demand. Existing regulatory policies may adversely affect the timing or cost of new tower construction and locations and additional regulations may be adopted which increase delays or result in additional costs to us or which prevent or restrict new tower construction in certain locations. These factors could adversely affect our operations.

Increasing competition in the tower industry may create pricing pressures that may adversely affect us.

Our industry is highly competitive, and our customers have numerous alternatives for leasing antenna space. Some of our competitors are larger and have greater financial resources than we do, while other competitors are in weak financial condition. Competitive pricing pressures for tenants on towers from these competitors could adversely affect our lease rates and service income. In addition, if we lose customers due to pricing, we may not be able to find new customers, leading to an accompanying adverse effect on our profitability. Increasing competition could also make the acquisition of high quality tower assets more costly.

Our competition includes:

•	national independent tower companies;

•	wireless carriers that own towers and lease antenna space to other carriers;

•	site development companies that purchase antenna space on existing towers for wireless carriers and manage new tower construction; and

•	alternative site structures,such as building rooftops, billboards and utility poles.

We may not be able to maintain the leases for our tower sites.

Our property interests in our tower sites consist primarily of fee and leasehold interests, private easements and easements, licenses or rights-of-way granted by governmental entities. A loss of these interests, including losses arising from the bankruptcy of one or more of our lessors or from the default by one or more of our lessors under their mortgage financing, could interfere with our ability to conduct our business. We also may not be able to renew leases on favorable terms. In addition, we may not always have the ability to access, examine and verify all information regarding titles and other issues prior to completing a purchase or lease of tower sites.

Our costs could increase and our revenues could decrease due to perceived health risks from radio emissions, especially if these perceived risks are substantiated.

Public perception of possible health risks associated with cellular and other wireless communications media could slow the growth of wireless companies, which could in turn slow our growth. In particular, negative public perception of, and regulations regarding, these perceived health risks could slow the market acceptance of wireless communications services and increase opposition to future siting efforts. The potential connection between radio frequency emissions and certain negative health effects has been the subject of substantial study by the scientific community in recent years. To date, the results of these studies have been inconclusive.

If a connection between radio frequency emissions and possible negative health effects, including cancer, were established, or if the public perception that such a connection exists were to increase, our operations, costs and revenues would be materially and adversely affected. We do not maintain any significant insurance with respect to these matters.

If we are unable to sell our Verestar subsidiary, we may incur additional costs if we have to wind down and liquidate this business.

In December 2002, we committed to a plan to sell Verestar, which previously comprised our satellite and fiber network access services segment, within the next twelve months. If we are unable to sell Verestar prior to December 31, 2003, however, we may be forced to discontinue its operations and liquidate its assets. If this were to occur, we could incur additional costs in connection with the winding down and liquidation of Verestar’s businesses, and our management could be distracted from the operations of our core leasing business during this process.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive old notes from you in like principal amount. The old notes surrendered in exchange for the new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any change in our indebtedness.

CAPITALIZATION

The historical column in the following table shows our actual historical capitalization as of December 31, 2002. The second column shows our capitalization as adjusted to show the effect of our January 2003 offering, in which we sold approximately $420.0 million of our old notes and the related warrants (valued at approximately $52.5 million and included in additional paid-in capital) and used a portion of the net proceeds of approximately $397.0 million to repay $200.0 million of the term loans outstanding under our credit facilities, as if we completed those transactions on December 31, 2002.

	December 31, 2002
	Historical	As Adjusted for January 2003 Financing
	(in thousands)
Cash and cash equivalents	$127,292	$107,292
Restricted cash		217,000

Total cash and cash equivalents and restricted cash	$127,292	$324,292

Long-term debt, including current portion:
Credit facilities(1)	$1,510,000	$1,310,000
12.25% notes, net of discount		367,360
Other long-term debt	81,039	81,039
Senior notes	1,000,000	1,000,000
Convertible notes, net of discount(2)	873,640	873,640

Total long-term debt	3,464,679	3,632,039

Stockholders’ equity:
Common stock(3)	1,958	1,958
Additional paid-in capital	3,642,019	3,694,544
Accumulated deficit	(1,887,030)	(1,892,030)
Accumulated other comprehensive loss	(5,564)	(5,564)
Notes receivable	(6,720)	(6,720)
Treasury stock	(4,340)	(4,340)

Total stockholders’ equity	1,740,323	1,787,848

Total capitalization	$5,332,294	$5,744,179

(1)	As adjusted borrowings under our amended credit facilities include:
•	Term Loan A: $725.0 million
•	Term Loan B: $425.0 million
•	Revolving Credit Facility: $160.0 million

Pursuant to our amended credit facilities, we have deposited $217.0 million, consisting of the balance of the net proceeds of the notes offering and cash on hand, into an escrow account with the lenders under our amended credit facilities. If we do not use these funds to purchase our 2.25% convertible notes on or prior to October 22, 2003, we may thereafter use the funds to purchase our other convertible notes and our senior notes. We are required to use any funds remaining in escrow on June 30, 2004 to reduce our term loans under the credit facilities.

(2)	As of December 31, 2002, we had outstanding the following principal amounts of convertible notes:
•	$212.7 million principal amount of 6.25% convertible notes due 2009, which are convertible into shares of our Class A common stock at a conversion price of $24.40 per share,
•	$210.9 million principal amount of 2.25% convertible notes due 2009, which are convertible into shares of our Class A common stock at a conversion price of $24.00 per share, and
•	$450.0 million principal amount of 5.0% convertible notes due 2010, which are convertible into shares of our Class A common stock at a conversion price of $51.50 per share.

The obligations with respect to the 2.25% notes, 6.25% notes and 5% notes have put right dates on October 22, 2003, October 22, 2006 and February 20, 2007, respectively, which give the holders the right to require us to repurchase their notes on these specified dates prior to their maturity dates. We may pay the repurchase price by issuing shares of our Class A common stock, subject to certain conditions.

(3)	Consists of common stock, par value $.01 per share, 560,000,000 shares authorized; shares outstanding 195,683,911 (historical and pro forma). In connection with the notes offering in January 2003, we issued 808,000 warrants to purchase an aggregate of 11,389,002 shares of our Class A Common Stock. The warrants are exercisable on or after January 29, 2006 at an exercise price of $0.01 per share and expire on August 1, 2008. The shares underlying the warrants are not reflected in the table above.

THE EXCHANGE OFFER

Purpose and Effect of Exchange Offer

We sold the old notes on January 29, 2003 in an unregistered private placement to a group of investment banks as the initial purchasers. As part of that offering, we entered into a registration rights agreement with the initial purchasers. Under the registration rights agreement, we agreed to file this registration statement to offer to exchange the old notes for new notes in an offering registered under the Securities Act. This exchange offering satisfies that obligation. We also agreed to perform other obligations under that registration rights agreement. See “Description of the Notes—Registration Rights; Liquidated Damages” on page 32 of this prospectus.

By participating in the exchange offer, holders of the old notes will receive new notes that are freely tradable and not subject to restrictions on transfer, subject to the exceptions described under “Resale of New Notes” immediately below. In addition, holders of new notes generally will not be entitled to liquidated damages.

Resale of New Notes

We believe that the new notes issued in exchange for the old notes may be offered for resale, resold and otherwise transferred by any new note holder without compliance with the registration and prospectus delivery provisions of the Securities Act if the conditions set forth below are met. We base this belief solely on interpretations of the federal securities laws by the SEC set forth in several no-action letters issued to third parties unrelated to us. A no-action letter is a letter from the SEC responding to a request for its views as to whether a particular matter complies with the federal securities laws or whether the SEC would refer the matter to the SEC’s enforcement division for action. We have not obtained, and do not intend to obtain, our own no-action letter from the SEC regarding the resale of the new notes. Instead, holders will be relying on the no-action letters that the SEC has issued to third parties in circumstances that we believe are similar to ours. Based on these no-action letters, the following conditions must be met:

•	the holder must acquire the new notes in the ordinary course of its business,

•	the holder must have no arrangements or understanding with any person to participate in the distribution of the new notes within the meaning of the Securities Act, and

•	the holder must not be an “affiliate,” as defined in Rule 405 of the Securities Act, of ours.

Each holder of old notes that wishes to exchange old notes for new notes in the exchange offer must represent to us that it satisfies all of above listed conditions. Any holder who tenders in the exchange offer who does not satisfy all of the above listed conditions:

•	cannot rely on the position of the SEC set forth in the no-action letters referred to above, and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

The SEC considers broker-dealers that acquired old notes directly from us, but not as a result of market-making activities or other trading activities, to be making a distribution of the new notes if they participate in the exchange offer. Consequently, these holders must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

Each broker-dealer that receives new notes for its own account in exchange for old notes acquired by that broker-dealer as a result of market-making activities or other trading activities must deliver a prospectus in connection with a resale of the new notes and provide us with a signed acknowledgement of this obligation. A broker-dealer may use this prospectus, as amended or supplemented from time to time, in connection with resales of new notes received in exchange for old notes where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities. The letter of transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to broker-dealers for use in connection with any resale of the new notes.

Except as described in the prior paragraph, holders may not use this prospectus for an offer to resell, resale or other retransfer of new notes. We are not making this exchange offer to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

Terms of the Exchange

Upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, which we refer to together in this prospectus as the “exchange offer,” we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. The date of acceptance for exchange of the old notes, and completion of the exchange offer, is the exchange date, which will be the first business day following the expiration date, unless extended as described in this prospectus. We will issue, on or promptly after the exchange date, an aggregate principal amount at maturity of up to $808.0 million of new notes for a like principal amount of outstanding old notes tendered and accepted in connection with the exchange offer. The new notes issued in connection with the exchange offer will be delivered as soon as practicable following the exchange date. Holders may tender some or all of their old notes in connection with the exchange offer, but only in integral multiples of $1,000 at maturity. The exchange offer is not conditioned upon any minimum amount of old notes being tendered for exchange.

The terms of the new notes are identical in all material respects to the terms of the old notes, except that:

•	we have registered the new notes under the Securities Act and therefore these notes will not bear legends restricting their transfer, and

•	specified rights under the registration rights agreement, including the provisions providing for payment of liquidated damages in specified circumstances relating to the exchange offer, will be limited or eliminated.

The new notes will evidence the same debt as the old notes. The new notes will be issued under the same indenture and entitled to the same benefits under that indenture as the old notes being exchanged. As of the date of this prospectus, $428.5 million in aggregate principal amount, accreted through March 31, 2003, of the old notes were outstanding having an aggregate principal value at maturity of $808.0 million. Old notes accepted for exchange will be retired and cancelled and not reissued.

In connection with the issuance of the old notes, we arranged for the old notes originally purchased by qualified institutional buyers to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. Except as described under “Book-Entry Transfer” on page 27 of this prospectus, we will issue the new notes in the form of a global note registered in the name of DTC or its nominee and each beneficial owner’s interest in it will be transferable in book-entry form through DTC.

Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC.

We will be considered to have accepted validly tendered old notes if and when we have given oral or written notice to that effect to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

If we do not accept any tendered old notes for exchange because of an invalid tender, the occurrence of the other events described in this prospectus or otherwise, we will return these old notes, without expense, to the tendering holder as quickly as possible after the expiration date of the exchange offer.

Holders who tender old notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of old notes in connection with the exchange offer. We will pay all charges and expenses, other than the applicable taxes described in the section “Fees and Expenses” on page 29 of this prospectus, in connection with the exchange offer.

If we successfully complete the exchange offer, any old notes which holders do not tender or which we do not accept in the exchange offer will remain outstanding and continue to accrue interest. The holders of old notes after the exchange offer in general will not have further rights under the registration rights agreement, including registration rights and any rights to additional interest. Holders wishing to transfer the old notes would have to rely on exemptions from the registration requirements of the Securities Act.

Expiration Date; Extensions; Amendments

The expiration date for the exchange offer is 5:00 p.m., New York City time, on June 10, 2003. We may extend this expiration date in our sole discretion, but in no event to a date later than July 1, 2003, unless otherwise required by applicable law. If we so extend the expiration date, the term “expiration date” shall mean the latest date and time to which we extend the exchange offer.

We reserve the right, in our sole discretion:

•	to delay accepting any old notes,

•	to extend the exchange offer,

•	to terminate the exchange offer if, in our sole judgment, any of the conditions described below shall not have been satisfied, or

•	to amend the terms of the exchange offer in any manner.

We will give oral or written notice of any delay, extension or termination to the exchange agent. In addition, we will give, as promptly as practicable, oral or written notice regarding any delay in acceptance, extension or termination of the offer to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, or if we waive a material condition, we will promptly disclose the amendment or waiver in a manner reasonably calculated to inform the holders of old notes of the amendment, and extend the offer if required by law.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination, amendment or waiver regarding the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Interest on the New Notes

No interest will accrue on the new notes. Instead the accreted value of each new note will continue to increase until maturity at a rate of 12.25% per annum calculated on a semi-annual bond equivalent basis using a 360-day year comprised of twelve thirty-day months such that the accreted value at maturity of the new notes will be equal to the full principal amount of the new notes.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange new notes for, any old notes and we may terminate the exchange offer as provided in this prospectus before the acceptance of the old notes, if:

•	the exchange offer, or the making of any exchange by a holder, violates, in our good faith determination, any applicable law, rule or regulation or any applicable interpretation of the staff of the SEC,

•	any action or proceeding shall have been instituted or threatened with respect to the exchange offer which, in our reasonable judgment, would impair our ability to proceed with the exchange offer, or

•	we have not obtained any governmental approval which we, in our sole discretion, exercised reasonably, consider necessary for the completion of the exchange offer as contemplated by this prospectus.

The conditions listed above are for our sole benefit and we may assert them regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our sole discretion in whole or in part at any time. A failure on our part to exercise any of the above rights shall not constitute a waiver of that right, and that right shall be considered an ongoing right which we may assert at any time and from time to time.

If we determine in our sole discretion, exercised reasonably, that any of the events listed above has occurred, we may, subject to applicable law:

•	refuse to accept any old notes and return all tendered old notes to the tendering holders,

•	extend the exchange offer and retain all old notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw these old notes, or

•	waive unsatisfied conditions relating to the exchange offer and accept all properly tendered old notes that have not been withdrawn.

Any determination by us concerning the above events will be final and binding.

In addition, we reserve the right in our sole discretion, exercised reasonably, to:

•	purchase or make offers for any old notes that remain outstanding subsequent to the expiration date, and

•	to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise.

The terms of any purchases or offers may differ from the terms of the exchange offer. Those purchases would require the consent of the lenders under our credit facilities.

Procedures for Tendering

Except in limited circumstances, only a Euroclear participant, Clearstream participant or DTC participant listed on a DTC securities position listing with respect to the old notes may tender old notes in the exchange offer. To tender old notes in the exchange offer:

•	holders of old notes that are DTC participants may follow the procedures for book-entry transfer as set forth under “Book-Entry Transfer” on page 27 of this prospectus and in the letter of transmittal; or

•	Euroclear participants and Clearstream participants on behalf of the beneficial owners of old notes are required to use book-entry transfer pursuant to the standard operating procedures of Euroclear or Clearstream. These procedures include the transmission of a computer-generated message to Euroclear or Clearstream, in lieu of a letter of transmittal. See the description of “agent’s message” under “Book-Entry Transfer” on page 27 of this prospectus.

In addition, you must comply with one of the following:

•	the exchange agent must receive, before expiration of the exchange offer, a timely confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC, Euroclear or Clearstream according to their respective standard operating procedures for electronic tenders and a properly transmitted agent’s message as described below, or

•	the exchange agent must receive any corresponding certificate or certificates representing old notes along with the letter of transmittal, or

•	the holder must comply with the guaranteed delivery procedures described below.

The tender by a holder of old notes will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If less than all the old notes held by a holder are tendered, the tendering holder should fill in the amount of old notes being tendered in the specified box on the letter of transmittal. The entire amount of old notes delivered or transferred to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of old notes, the letter of transmittal and all other required documents or transmission of an agent’s message, as described under “Book-Entry Transfer” on page 27 of this prospectus, to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent prior to the expiration of the exchange offer. No letter of transmittal or old notes should be sent to us, DTC, Euroclear or Clearstream. Delivery of documents to DTC, Euroclear or Clearstream in accordance with their respective procedures will not constitute delivery to the exchange agent.

Any beneficial holder whose old notes are registered in the name of his or its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the beneficial holder’s behalf. If any beneficial holder wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in its name, or

•	obtain a properly completed bond power from the registered holder.

The transfer of record ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal, as described in “Withdrawal of Tenders” on page 28 of this prospectus, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution”, within the meaning of Rule 17Ad-15 under the Exchange Act, which we refer to in this prospectus as an “eligible institution”, unless the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed therein, the old notes must be endorsed or accompanied by appropriate bond powers which authorize the person to tender the old notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the old notes. If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

We will determine in our sole discretion, exercised reasonably, all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered old notes. We reserve the absolute right to reasonably reject any and all old notes not properly tendered or any old notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, holders must cure any defects or irregularities in connection with tenders of old notes within a period we will determine. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of old notes, neither we, the exchange agent nor any other person will have any duty or incur any liability for failure to give this notification. We will not consider tenders of old notes to have been made until these defects or irregularities have been cured or waived. The exchange agent will return any old notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right, as set forth under the caption “Conditions to the Exchange Offer” on page 24 of this prospectus, to terminate the exchange offer.

By tendering, each holder represents to us, among other things, that:

•	the holder acquired new notes pursuant to the exchange offer in the ordinary course of its business,

•	the holder has no arrangement or understanding with any person to participate in the distribution of the new notes within the meaning of the Securities Act, and

•	the holder is not our “affiliate,” as defined in Rule 405 under the Securities Act.

If the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes acquired by the broker-dealer as a result of market-making activities or other trading activities, the holder must acknowledge that it will deliver a prospectus in connection with any resale of the new notes.

Book-Entry Transfer

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the old notes at DTC, Euroclear and Clearstream for the purpose of facilitating the exchange offer. Any financial institution that is a participant in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s DTC account in accordance with DTC’s Automated Tender Offer Program procedures for the transfer. Any participant in Euroclear or Clearstream may make book-entry delivery of old notes by causing Euroclear or Clearstream to transfer the old notes into the exchange agent’s account in accordance with established Euroclear or Clearstream procedures for transfer. The exchange of new notes for tendered old notes will only be made after a timely confirmation of a book-entry transfer of the old notes into the exchange agent’s account and timely receipt by the exchange agent of an agent’s message.

The term “agent’s message” means a message, transmitted by DTC, Euroclear or Clearstream, and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC, Euroclear or Clearstream has received an express acknowledgment from a participant tendering old notes that the participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against the participant. Delivery of an agent’s message will also constitute an acknowledgment from the tendering DTC, Euroclear or Clearstream participant that the representations contained in the letter of transmittal and described under “Resale of New Notes” on page 22 of this prospectus are true and correct.

Guaranteed Delivery Procedures

The following guaranteed delivery procedures are intended for holders who wish to tender their old notes but:

•	their old notes are not immediately available,

•	the holders cannot deliver their old notes, the letter of transmittal, or any other required documents to the exchange agent prior to the expiration date, or

•	the holders cannot complete the procedure under the respective DTC, Euroclear or Clearstream standard operating procedures for electronic tenders before expiration of the exchange offer.

The conditions that must be met to tender old notes through the guaranteed delivery procedures are as follows:

•	the tender must be made through an eligible institution,

•	before expiration of the exchange offer, the exchange agent must receive from the eligible institution either a properly completed and duly executed notice of guaranteed delivery in the form accompanying this prospectus, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message in lieu of notice of guaranteed delivery:

•	setting forth the name and address of the holder, the certificate number or numbers of the old notes tendered and the principal amount of old notes tendered;

•	stating that the tender offer is being made by guaranteed delivery; and

•	guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile of the letter of transmittal, together with the old notes tendered or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent must receive the properly completed and executed letter of transmittal, or facsimile of the letter of transmittal, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Your tender of old notes pursuant to the exchange offer is irrevocable except as otherwise provided in this section. You may withdraw tenders of old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by facsimile transmission or letter, of withdrawal at the address set forth below under “Exchange Agent” on page 77 of this prospectus, or

•	for DTC, Euroclear or Clearstream participants, holders must comply with their respective standard operating procedures for electronic tenders and the exchange agent must receive an electronic notice of withdrawal from DTC, Euroclear or Clearstream.

Any notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn,

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of the old notes to be withdrawn,

•	be signed by the person who tendered the old notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees, and

•	specify the name in which the old notes are to be re-registered, if different from that of the withdrawing holder.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC, Euroclear or Clearstream to be credited with the withdrawn old notes and otherwise comply with the procedures of the applicable facility. We will determine in our sole discretion, exercised reasonably, all questions as to the validity, form and eligibility, including time of receipt, for the withdrawal notices, and our determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect to them unless the old notes so withdrawn are validly retendered. Any old notes which have been tendered but which are not accepted for exchange will be returned to the holder without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following the procedures described under “Procedures for Tendering” on page 25 of this prospectus at any time prior to the expiration date.

Fees and Expenses

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and its related reasonable out-of-pocket expenses, including accounting and legal fees. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes. If, however:

•	new notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes tendered, or

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or

•	a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer,

then the tendering holder must pay the amount of any transfer taxes due, whether imposed on the registered holder or any other persons. If the tendering holder does not submit satisfactory evidence of payment of these taxes or exemption from them with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Consequences of Failures to Properly Tender Old Notes in the Exchange

We will issue the new notes in exchange for old notes under the exchange offer only after timely receipt by the exchange agent of the old notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, holders of the old notes desiring to tender old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of old notes for exchange. Old notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer under the Securities Act. Upon completion of the exchange offer, specified rights under the registration rights agreement, including registration rights and any right to liquidated damages, will be either limited or eliminated.

Participation in the exchange offer is voluntary. In the event the exchange offer is completed, we will not be required to register the remaining old notes. Remaining old notes will continue to be subject to the following restrictions on transfer:

•	holders may resell old notes only if we register the old notes under the Securities Act, if an exemption from registration is available, or if the transaction requires neither registration under nor an exemption from the requirements of the Securities Act, and

•	the remaining old notes will bear a legend restricting transfer in the absence of registration or an exemption.

We do not currently anticipate that we will register the remaining old notes under the Securities Act. To the extent that old notes are tendered and accepted in connection with the exchange offer, any trading market for remaining old notes could be adversely affected.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions” on page 54 of this prospectus. In this description, the references to “issuer,” “we,” “us,” or “our” refer only to American Towers, Inc. and not to any of its affiliates. References to “parent” refer to American Tower Corporation and not to any of its affiliates.

We issued the old notes, and will issue new notes, under an indenture among us, the guarantors and The Bank of New York, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The new and old notes will be identical in all material respects, except that the new notes will have been registered under the Securities Act and be free of any obligation regarding registration and will not be entitled to any liquidated damages. Accordingly, unless specifically stated to the contrary, the following description applies equally to the old notes and the new notes.

The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. You should read the indenture because it, and not this description, defines your rights as holders of the notes. A copy of the indenture was filed as an exhibit to the 2002 Form 10-K, and may be obtained by contacting us as described under “Where You Can Find More Information” on page (i) of this prospectus. American Tower Corporation is a guarantor of the notes, but neither it nor any of its subsidiaries, other than the sister guarantors and our and their Restricted Subsidiaries, are subject to the covenants in the indenture for the notes. The registered holder of a note is treated as the owner of it for all purposes. Only registered holders have rights under the indenture.

Brief Description of the Notes and Note Guarantees

The Notes

The notes:

•	are our general unsecured obligations;

•	are subordinated in right of payment to all our existing and future Senior Debt;

•	are pari passu in right of payment with any of our future senior subordinated Indebtedness; and

•	are unconditionally guaranteed by the guarantors on a senior subordinated basis.

The Note Guarantees

The notes are our obligations and the holders of the notes have recourse to the assets of American Tower Corporation and its subsidiaries identified below, but only to the extent of the guarantees described below. The notes are guaranteed by:

•	all of our Wholly Owned Domestic Restricted Subsidiaries;

•	American Tower International, Inc., American Tower LLC and Towersites Monitoring, Inc., which we refer to as the sister guarantors;

•	all of the Wholly Owned Domestic Restricted Subsidiaries of the sister guarantors; and

•	American Tower Corporation.

Each guarantee of the notes:

•	is a general unsecured obligation of the guarantor;

•	is subordinated in right of payment to all existing and future Senior Debt of that guarantor; and

•	is pari passu in right of payment with any future senior subordinated Indebtedness of that guarantor.

Assuming the notes were then outstanding, as of December 31, 2002, we and the Group Guarantors would have had total Senior Debt of approximately $3.6 billion, after the application of $200.0 million of the net proceeds of the old notes to repay term loans under our credit facilities. As indicated above and as discussed in detail below under the caption “Subordination” on page 34 of this prospectus, payments on the notes are subordinated to the payment of our Senior Debt and payments on the guarantees are subordinated to the payment of Senior Debt of the relevant guarantor. The indenture permits us and the guarantors to incur additional Senior Debt subject to the limitations described below. We have provided information showing certain financial information separately for American Towers, Inc., American Tower Corporation, American Tower Corporation’s subsidiaries that guarantee the notes collectively and American Tower Corporation’s subsidiaries that do not guarantee the notes collectively. See note 20 to American Tower Corporation’s consolidated financial statements, which are included in its 2002 Form 10-K and incorporated by reference herein.

All of our subsidiaries are Restricted Subsidiaries other than ATS-Needham LLC, Haysville Towers, LLC, ATC Realty Holding, Inc., ATC Connecticut, Inc., ATC Westwood, Inc., ATC Presidential Way, Inc., 10 Presidential Way Associates, LLC, Unisite/OmniPoint FL Tower Venture, LLC, Unisite/OmniPoint NE Tower Venture, LLC and Unisite/OmniPoint PA Tower Venture, LLC. All of the subsidiaries of the sister guarantors are Restricted Subsidiaries, notwithstanding the fact that those subsidiaries are not subsidiaries of American Towers, Inc. However, under the circumstances described under the caption “Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries” on page 48 of this prospectus, we and each of the sister guarantors are permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries” in addition to our Unrestricted Subsidiaries listed above. The Unrestricted Subsidiaries are subject to many of the restrictive covenants in the indenture and will not guarantee the notes.

Some of our operations and the operations of the sister guarantors are conducted through subsidiaries and, therefore, we and each of the sister guarantors may rely on their cash flow to meet our obligations, including our obligations under the notes or the guarantees. Any right of us and the sister guarantors to receive assets of any of our or their subsidiaries upon the liquidation or reorganization of the subsidiaries, and the consequent right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that we are or the sister guarantor is itself recognized as a creditor of the subsidiary. If we are or the sister guarantor is recognized as a creditor of the subsidiary, the claims of us or the sister guarantor would still be subordinate in right of payment to any security in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us or the sister guarantor, as the case may be. We and the sister guarantors have pledged to the lenders under the Credit Agreement the shares of our subsidiaries and any indebtedness of those subsidiaries owed to us or the sister guarantor.

Principal, Maturity and Interest

We are offering to exchange new notes in the aggregate principal amount at maturity of $808.0 million for old notes. The old notes were offered and issued at a substantial discount from their principal amount at maturity and, together with the warrants, generated gross proceeds of approximately $420.0 million. We will issue new notes in denominations of $1,000 at maturity and integral multiples of $1,000 at maturity. The notes will mature on August 1, 2008.

No interest will accrue on the notes. Instead, the accreted value of each note will increase between January 29, 2003 and maturity at a rate of 12.25% per annum calculated on a semi-annual bond equivalent basis using a 360-day year comprised of twelve 30-day months, such that the accreted value at maturity of the notes will be equal to the full principal amount at maturity of the notes.

Registration Rights; Liquidated Damages

In connection with the offering of the old notes, we entered into a registration rights agreement with the initial purchasers. Under the registration rights agreement, we agreed to file the registration statement of which this prospectus is a part to offer to exchange the old notes for new notes in an offering registered under the Securities Act. We also agreed:

•	to keep the exchange offer open for not less than 30 business days and not more than 45 business days, or any longer period that may be required by applicable law, after we mail the notice of exchange offer to the holders of the old notes, and

•	to use our reasonable best efforts to keep the exchange offer registration statement continuously effective under the Securities Act for a period of 180 days following the completion of the exchange offer.

Under the circumstances described below, we also agreed to use our reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the old notes. We agreed to keep the shelf registration statement effective until the earlier of the date on which all the old notes covered by the shelf registration are sold or the date on which those notes may be sold under Rule 144(k) of the Securities Act. These circumstances include:

•	if the exchange offer is not consummated on or prior to September 9, 2003,

•	if any holder of the old notes so requests with respect to any old notes that are not eligible to be exchanged for new notes in the exchange offer, or

•	if any holder of the old notes, other than any initial purchaser, is not eligible to participate in the exchange offer or does not receive freely tradable new notes in the exchange offer other than by reason of the holder being our affiliate. For this purpose, the requirement that a broker-dealer comply with the prospectus delivery requirements in connection with the sale of new notes does not result in the new notes not being “freely tradable.”

If we fail to comply with specified obligations under the registration rights agreement, we will pay liquidated damages to the holders of the affected notes.

The initial amount of liquidated damages payable for the first 90-day period immediately following one of the registration defaults described above is $0.05 per week per $1,000 principal amount at maturity of notes held by a holder of notes. The amount of liquidated damages increases by an additional $0.05 per week per $1,000 principal amount at maturity of notes for each subsequent 90-day period until all registration defaults have been cured, up to a maximum aggregate amount of an additional $0.50 per week per $1,000 principal amount at maturity of notes.

Following the cure of all registration defaults, accrual of liquidated damages amounts will cease.

Methods of Receiving Payments on the Notes

If a holder has given wire transfer instructions to us, we will make any payments of the accreted value, on that holder’s notes in accordance with those instructions. Absent those instructions, payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. holders will be required to pay all taxes due on transfer. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

The notes are guaranteed by American Tower Corporation, all of our Wholly Owned Domestic Restricted Subsidiaries, the sister guarantors and all of the Wholly Owned Domestic Restricted Subsidiaries of the sister guarantors. The guarantees are joint and several obligations of the guarantors. Each guarantee is subordinated to the prior payment in full of all Senior Debt of that guarantor. The obligations of each guarantor under its guarantee are limited as necessary to prevent that guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors” on page 14 of this prospectus.

A Group Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not that guarantor is the surviving person) another person, other than us or another Group Guarantor, unless:

•	immediately after giving effect to that transaction, no Default or Event of Default exists; and

•	either:

•	the person acquiring the property in the sale or disposition or the person formed by or surviving the consolidation or merger assumes all the obligations of that Group Guarantor under the indenture, its guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

•	the net proceeds of the sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The guarantee of a Group Guarantor will be released:

•	in connection with any sale or other disposition of all or substantially all of the assets of that Group Guarantor (including by way of merger or consolidation) to a person that is not (either before or after giving effect to the transaction) us, a sister guarantor or a Restricted Subsidiary, if the sale or other disposition complies with the “Asset Sale” provisions of the indenture;

•	in connection with any sale of capital stock of that Group Guarantor (as a result of which it is no longer a subsidiary of ours or a subsidiary of a sister guarantor or, in the case of the sister guarantors, a subsidiary of American Tower Corporation) to a person that is not (either before or after giving effect to the transaction) a subsidiary of ours or a subsidiary of a sister guarantor or, in the case of the sister guarantors, a subsidiary of American Tower Corporation, if the sale complies with the “Asset Sale” provisions of the indenture and, if not a sale of all the capital stock of that guarantor, our remaining Investment and the remaining Investment of the sister guarantors and the Restricted Subsidiaries in that guarantor complies with the “Restricted Payments” provisions of the indenture;

•	if we or a sister guarantor designate that Group Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

•	if that Group Guarantor is released from its guarantee under the Credit Agreement or is released from its obligations as a co-borrower under the Credit Agreement.

See “—Repurchase at the Option of Holders—Asset Sales” on page 37 and “—Certain Covenants—Restricted Payments” on page 39 of this prospectus.

American Tower Corporation’s guarantee will be released if it is released from its guarantee under the Credit Agreement.

If a sister guarantor is released from its guarantee, it will also be released from all of its obligations under the indenture. If any Group Guarantor is released from its guarantee, its Restricted Subsidiaries will also be released from their guarantees.

Subordination

The payment of accreted value and liquidated damages, if any, on the notes will be subordinated to the prior payment in full of all of our Senior Debt, including Senior Debt incurred after the date of the indenture.

The holders of Senior Debt will be entitled to receive payment in full of all obligations due in respect of Senior Debt, including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt, before the holders of notes will be entitled to receive any payment with respect to the notes (except that holders of notes may receive and retain Permitted Junior Securities and payments made from the trust described under “—Legal Defeasance and Covenant Defeasance” on page 50 of this prospectus), in the event of any distribution to our creditors:

•	in a liquidation or dissolution of us;

•	in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property;

•	in an assignment for the benefit of our creditors; or

•	in any marshaling of our assets and liabilities.

We also may not make any payment in respect of the notes, except in Permitted Junior Securities or from the trust described under “—Legal Defeasance and Covenant Defeasance” on page 50 of this prospectus, if:

•	a Payment Default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

•	any other Default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity and the trustee receives a notice of that Default, which we refer to as a payment blockage notice, from us or the holders of any Designated Senior Debt.

We will resume payments on the notes:

•	in the case of a Payment Default, upon the date on which that default is cured or waived; and

•	in the case of a nonpayment Default, upon the earlier of the date on which the nonpayment Default is cured or waived or 179 days after the date on which the applicable payment blockage notice is received, unless the maturity of any Designated Senior Debt has been accelerated.

We may not deliver a new payment blockage notice unless and until:

•	360 days have elapsed since the delivery of the immediately prior payment blockage notice; and

•	all payments of accreted value and premium and liquidated damages, if any, on the notes that have come due have been paid in full in cash.

No nonpayment Default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee will be, or be made, the basis for a subsequent payment blockage notice unless the Default has been cured or waived for a period of not less than 180 days.

If the trustee or any holder of the notes receives a payment in respect of the notes, except in Permitted Junior Securities or from the trust described under “—Legal Defeasance and Covenant Defeasance” on page 50 of this prospectus, when:

•	the payment is prohibited by these subordination provisions; and

•	the trustee or the holder has actual knowledge that the payment is prohibited;

the trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper representative.

We will promptly notify holders of Senior Debt if payment of the notes is accelerated because of an Event of Default.

The obligations of each guarantor under its guarantee will be subordinated to the Senior Debt of that guarantor on the same basis as the notes are subordinated to our Senior Debt.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of us or any guarantor, holders of notes may recover less ratably than our creditors or creditors of any guarantor, as applicable, who are holders of Senior Debt. See “Risk Factors—Your right to receive payments on the notes is junior to the existing and future senior indebtedness of ATI” on page 13 of this prospectus.

Optional Redemption

On or after February 1, 2006, we may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of accreted value) set forth below plus liquidated damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 1st of the years indicated below:

Year	Percentage
2006	106.125%
2007	103.063%
2008 and thereafter	100.000%

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, you will have the right to require us to repurchase all or any part, equal to $1,000 at maturity or an integral multiple of $1,000 at maturity, of your notes pursuant to the offer described below, which we refer to as a Change of Control Offer, on the terms set forth in the indenture. In the Change of Control Offer, we will offer a payment in cash equal to 101% of the accreted value of the notes on the date of purchase plus liquidated damages, if any, on the notes purchased, to the date of purchase, which we refer to as the Change of Control Payment. Within fifteen days following any Change of Control, we will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date the notice is mailed, pursuant to the procedures required by the indenture and described in the notice.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the indenture by virtue of the conflict.

On the Change of Control Payment Date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted together with an officer’s certificate stating the aggregate principal amount at maturity of notes or portions of notes being purchased by us.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for those notes, and the trustee will promptly authenticate and mail, or cause to be transferred by book entry, to each holder a new note equal in principal amount at maturity to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount at maturity of $1,000 or an integral multiple of $1,000.

Prior to complying with any of the provisions of this covenant, but in any event within 90 days following a Change of Control, we will either repay all our outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing our outstanding Senior Debt to permit the repurchase of notes required by this covenant. We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above, the indenture does not contain provisions that permit the holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of us and our Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of us and our Restricted Subsidiaries taken as a whole to another person or group may be uncertain.

Asset Sales

We and each sister guarantor will not, and will not permit any of our or its respective Restricted Subsidiaries to, consummate an Asset Sale unless:

•	we, the sister guarantor or Restricted Subsidiary receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

•	the fair market value is determined by our board of directors and evidenced by a resolution of our board of directors set forth in an officers’ certificate delivered to the trustee; and

•	except in the case of a Tower Asset Exchange, a Surplus Asset Sale or an Excluded International Sale, at least 75% of the consideration received in the Asset Sale by us, the sister guarantor or Restricted Subsidiary is in the form of cash or cash equivalents. For purposes of this provision, each of the following is be deemed to be cash:

•	any of our liabilities, or liabilities of the sister guarantor or Restricted Subsidiary, as the case may be, as shown on our most recent balance sheet, other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee of the notes, that are assumed by the transferee of any assets pursuant to a customary novation agreement that releases us, the sister guarantor or the Restricted Subsidiary from further liability; and

•	any securities, notes or other obligations received by us, the sister guarantor or the Restricted Subsidiary from the transferee that are converted by us, the sister guarantor or the Restricted Subsidiary into cash within 20 days of the applicable Asset Sale, to the extent of the cash received in that conversion.

Within 365 days after the receipt of any net proceeds from an Asset Sale, we, the sister guarantor or the Restricted Subsidiary may apply those net proceeds at our or its option:

•	to repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

•	to repay other Indebtedness of any of the sister guarantors or Restricted Subsidiaries;

•	to acquire all or substantially all of the assets of, or a majority of the voting stock or other Equity Interests of, another Permitted Business;

•	to make a capital expenditure; or

•	to acquire other assets that are used or useful in a Permitted Business.

Pending the final application of any net proceeds, we, the sister guarantor or the Restricted Subsidiary can use the proceeds to temporarily reduce revolving credit borrowings or otherwise be invested in any manner that is not prohibited by the indenture.

Any net proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute Excess Proceeds. When the aggregate amount of Excess Proceeds exceeds $10.0 million, we will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount at maturity of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer for notes will be equal to 100% of the accreted value thereof and liquidated damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, those Excess Proceeds may be used for any purpose not otherwise prohibited by the indenture. If the aggregate accreted value of notes and other pari passu Indebtedness tendered into the Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and the other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Asset Sale provisions of the indenture by virtue of the conflict.

The agreements governing our outstanding Senior Debt currently prohibit us from purchasing any notes, and also provide that specified Change of Control or Asset Sale events with respect to us and the sister guarantors would constitute a Default under the Senior Debt. Any future credit agreements or other agreements relating to Senior Debt to which we or the sister guarantors become a party may contain similar or more stringent restrictions and provisions. If a Change of Control or Asset Sale occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain the prohibition. If we do not obtain a consent or repay the borrowings, we will remain prohibited from purchasing notes. In that case, our failure to purchase tendered notes would constitute an Event of Default under the indenture that would, in turn, constitute a Default under our Senior Debt. In those circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

•	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

•	if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $1,000 in principal amount at maturity or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount at maturity of that note that is to be redeemed. A new note in principal amount at maturity equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, the accreted value of the notes or portions of them called for redemption shall cease to increase.

Certain Covenants

Changes in Covenants when Notes Rated Investment Grade

If on any date:

•

the notes are rated Baa3 or better by Moody’s Investors Service, Inc. and BBB- or better by Standard & Poor’s Ratings Service (or, if either entity ceases to rate the notes for reasons outside of our control, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us as a replacement agency, if any agency exists at the time); and

•	no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day and subject to the provisions of the following paragraph, the covenants specifically listed under the following captions in this “Description of Notes” will be suspended:

•	“—Repurchase at the Option of Holders—Asset Sales” on page 37;

•	“—Restricted Payments” on page 39;

•	“—Incurrence of Indebtedness and Issuance of Preferred Stock” on page 42;

•	“—No Senior Subordinated Debt” on page 44;

•	“—Dividend and Other Payment Restrictions Affecting Subsidiaries” on page 44;

•	“—Designation of Restricted and Unrestricted Subsidiaries” on page 48;

•	“—Transactions with Affiliates” on page 46;

•	clause (4) of the covenant listed under “—Merger, Consolidation or Sale of Assets” on page 46;

•	the first sub-bullet of the first bullet of the covenant listed under “—Sale and Leaseback Transactions” on page 48; and

•	the proviso to the last paragraph of the definition of “Unrestricted Subsidiary” under “—Certain Definitions” on page 67.

If the covenants listed above are suspended pursuant to the preceding paragraph and the rating assigned by both rating agencies subsequently declines to below Baa3 or BBB-, respectively, the covenants listed above will be reinstituted as of and from the date of the rating decline. Compliance with the “Restricted Payments” covenant will be calculated as if it had been in effect since the date of the indenture except that no Default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended, and no other Default will be deemed to have occurred with respect to the suspended covenants during the time they were suspended, or after that time based solely on events that occurred during that time.

Restricted Payments

We and each sister guarantor will not, and we and each of them will not permit any of our or their respective Restricted Subsidiaries to, directly or indirectly:

•	declare or pay any dividend or make any other payment or distribution on account of our, any sister guarantor’s or any of the Restricted Subsidiaries’ Equity Interests, including, without limitation, any payment in connection with any merger or consolidation involving us, any sister guarantor or any of the Restricted Subsidiaries, or to the direct or indirect holders of our, any sister guarantor’s or any of the Restricted Subsidiaries’ Equity Interests in their capacity as such, other than dividends or distributions payable in Equity Interests, other than Disqualified Stock, of us or a sister guarantor or to us or a sister guarantor or a Restricted Subsidiary;

•	purchase, redeem or otherwise acquire or retire for value, including, without limitation, in connection with any merger or consolidation involving us or a sister guarantor, any Equity Interests of us or a sister guarantor or of any person of which we or a sister guarantor is a subsidiary, other than any Equity Interests owned by us, a sister guarantor or any of the Restricted Subsidiaries;

•	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes or the guarantees, except a payment of interest or principal at the stated maturity thereof, other than payments to us or a sister guarantor or payments by a Restricted Subsidiary to us or a sister guarantor or to another Restricted Subsidiary; or

•	make any Restricted Investment.

All payments and other actions set forth in the four bullets above are “Restricted Payments” under the indenture, unless, at the time of and after giving effect to the Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of the Restricted Payment; and

(2)	except in connection with any Restricted Investment, American Tower Corporation, at the time of the Restricted Payment and after giving pro forma effect thereto as if the Restricted Payment had been made at the beginning of the applicable four-quarter period, would have had a debt to adjusted consolidated cash flow ratio no greater than 7.5 to 1.0; and

(3)	the Restricted Payment, together with the aggregate amount of all other Restricted Payments made by us, the sister guarantors and the Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4) and (6) of the paragraph below), is less than the sum, without duplication, of:

(a)	100% of the Consolidated Cash Flow of American Tower Corporation for the period (taken as one accounting period) from the beginning of the fiscal quarter during which the date of the indenture falls to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of the Restricted Payment, or, if the Consolidated Cash Flow for the period is a deficit, less 100% of the deficit, less 1.4 times the Consolidated Interest Expense of American Tower Corporation since the beginning of the fiscal quarter during which the date of the indenture falls to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of the Restricted Payment, plus

(b)	(x) 100% of the aggregate net cash proceeds plus (y) 70% of the aggregate value, as reflected on our balance sheet and the balance sheets of the sister guarantors in accordance with GAAP using purchase accounting, of any Qualified Proceeds valued as of the date our or a sister guarantor’s Equity Interests were issued, sold or exchanged therefor, in each case, received by us or any sister guarantor since the date of the indenture as a contribution to its common equity capital or from the issue, sale or exchange of Equity Interests of us and the sister guarantor, other than Disqualified Stock, or from the issue or sale, whether before or after the date of the indenture, of Disqualified Stock or debt securities of us or any sister guarantor that have been converted after the date of the indenture into Equity Interests, other than Equity Interests, or Disqualified Stock or convertible debt securities, sold to or held by a subsidiary of us or of any sister guarantor and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock; plus

(c)	to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (x) the cash return of capital with respect to the Restricted Investment, less the cost of disposition, if any, and (y) the initial amount of the Restricted Investment, plus

(d)	to the extent that any Unrestricted Subsidiary of ours or any sister guarantor and all of its subsidiaries are designated as or become Restricted Subsidiaries after the date of the indenture, the lesser of:

(x)	the fair market value of the Investments by us or the sister guarantors in those subsidiaries as of the date they are designated or become Restricted Subsidiaries, or

(y)	the sum of: (I) the fair market value of the Investments by us and the sister guarantors in those subsidiaries as of the date on which those subsidiaries were most recently designated as Unrestricted Subsidiaries, and (II) the amount of any Investments made in those subsidiaries subsequent to their designation as Unrestricted Subsidiaries, and treated as Restricted Payments or excluded from clause (3)(b) pursuant to the clause (2) below, by us, a sister guarantor or any Restricted Subsidiary; plus

(e)	100% of any dividends or other distributions received by us, a sister guarantor or a Restricted Subsidiary after the date of the indenture from an Unrestricted Subsidiary, to the extent that the dividends were not otherwise included in our Consolidated Net Income and the Consolidated Net Income of the sister guarantors, on a combined basis, for the period.

The preceding provisions will not prohibit:

(1)	the payment of any dividend or the making of any distribution within 60 days after the date of declaration of the dividend or distribution, if at the date of declaration the dividend payment or distribution would have complied with the provisions of the indenture;

(2)	(a) the making of any Investment or (b) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of us or a sister guarantor, in the case of (a) or (b) above, in exchange for, or out of the net cash proceeds from the substantially concurrent sale after the date of the indenture, other than to a subsidiary of ours or a sister guarantor, of Equity Interests of us or of a sister guarantor, other than any Disqualified Stock; except that, in each case, the amount of any net cash proceeds, or other assets, as applicable) that are so utilized will be excluded from clause (3)(b) above;

(3)	the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of us or any Group Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4)	the payment of any dividend by a Restricted Subsidiary to the holders of its Equity Interests on a pro rata basis;

(5)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of American Tower Corporation, any sister guarantor or any Restricted Subsidiary held by any member of our parent’s our or any sister guarantor’s, or any of the Restricted Subsidiaries’, management pursuant to any management equity subscription agreement, stockholders agreement, stock option agreement or restricted stock agreement in effect as of the date of the indenture except that the aggregate price paid for all repurchased, redeemed, acquired or retired Equity Interests may not exceed $500,000 in any twelve-month period and $5.0 million in the aggregate since the date of the indenture); and

(6)	any dividend, payment, advance or distribution made to American Tower Corporation, (I) which is applied by it to pay scheduled interest, dividends or principal or premium or liquidation preference at the stated maturity thereof or pursuant to a mandatory redemption or repurchase obligation on the Existing Parent Indebtedness or Additional Parent Indebtedness, (II) in an amount equal to up to $217 million to be used to purchase our outstanding 2.2% convertible notes and for general corporate purposes of us, our parent or our its subsidiaries, or (III) in accordance with clause (6) of the provisions of the indenture described under the caption “—Transactions with Affiliates” on page 46 of this prospectus.

The amount of all Restricted Payments, other than cash, will be the fair market value on the date of the Restricted Payment of the assets or securities proposed to be transferred or issued by us, the sister guarantor or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

The fair market value of any assets or securities that are required to be valued by this covenant will be determined by our board of directors. Not later than the date of making any Restricted Payment, we will deliver to the trustee an officers’ certificate stating that the Restricted Payment is permitted and setting forth the basis upon which the calculations required by this covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

We and each sister guarantor will not, and will not permit any of our or their respective Restricted Subsidiaries to, incur any Indebtedness, including Acquired Debt, and we and each sister guarantor will not issue any Disqualified Stock and will not permit any of our or their respective Restricted Subsidiaries to issue any shares of preferred stock. We use the term “incur” to mean, directly or indirectly, creating, incurring, issuing, assuming, guaranteeing or otherwise becoming directly or indirectly liable, contingently or otherwise, with respect to any Indebtedness, including Acquired Debt.

The covenant will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of any of the following items of Disqualified Stock or preferred stock, which we refer to collectively as “Permitted Debt”:

(1)	the incurrence by us, any sister guarantor or any of the Restricted Subsidiaries of Indebtedness under credit facilities in an aggregate principal amount incurred at any one time outstanding not to exceed $1.6 billion less any amount applied to reduce Indebtedness incurred as a result of applying within 365 days of receipt any Net Proceeds from an Asset Sale to repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto; for these purposes, letters of credit are deemed to have a principal amount equal to the maximum potential liability of us, the sister guarantors and the Restricted Subsidiaries thereunder;

(2)	the incurrence by us, the sister guarantors and the Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by us, any sister guarantor or any of the Restricted Subsidiaries of Indebtedness:

(a)	represented by Capital Lease Obligations incurred (I) in connection with the lease or other use of space or time on satellites or (II) for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment, in each case used in our Teleports Business or the Teleports Business of the sister guarantor or the Restricted Subsidiary or

(b)	represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in our business or the business of the sister guarantor or the Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (3), not to exceed $50.0 million at any time outstanding;

(4)	the incurrence by us, any sister guarantor or any of the Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness, other than intercompany Indebtedness, or preferred stock or Disqualified Stock that was permitted by the indenture to be incurred under clauses (2) and (3) immediately above, this clause (4), or clause (10) below;

(5)	the incurrence by us, any sister guarantor or any of the Restricted Subsidiaries of intercompany Indebtedness between or among us, any sister guarantor and any of the Restricted Subsidiaries and the issuance by any Restricted Subsidiary of shares of preferred stock to us, a sister guarantor or to another Restricted Subsidiary; except, that:

(a)	if we or any Group Guarantor is the obligor on the Indebtedness, the Indebtedness must be expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes, in the case of us, or the guarantee, in the case of a Group Guarantor; and

(b)	(I) any subsequent issuance or transfer of Equity Interests that results in any Indebtedness of that type or preferred stock being held by a person other than us, a sister guarantor or a Restricted Subsidiary and (II) any sale or other transfer of any Indebtedness of that type or preferred stock to a person other than us or a sister guarantor or a Restricted Subsidiary will be deemed, in each case, to constitute an incurrence of Indebtedness by us, the sister guarantor or the Restricted Subsidiary or issuance of the shares of preferred stock by the Restricted Subsidiary that was not permitted as described in this clause (5);

(6)	the incurrence by us, any sister guarantor or any of the Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the indenture to be outstanding or currency exchange risk;

(7)	the guarantee by us or any of the Group Guarantors of Indebtedness of us, a sister guarantor or a Restricted Subsidiary that was permitted to be incurred by this covenant;

(8)	the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on preferred stock or Disqualified Stock in the form of additional shares of the same class of preferred stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of preferred stock or Disqualified Stock for purposes of this covenant; we are, however, required to include the amount of those items in Consolidated Interest Expense of us and the sister guarantors as accrued;

(9)	the incurrence by us, any sister guarantor or any of the Restricted Subsidiaries of Acquired Debt in connection with a merger with or into a Restricted Subsidiary, or the acquisition of assets or a new subsidiary as long as the Acquired Debt was incurred by the prior owner of the assets or the Restricted Subsidiary prior to the acquisition by us, a sister guarantor or one of the Restricted Subsidiaries and was not incurred in connection with, or in contemplation of, the acquisition by us, a sister guarantor or one of the Restricted Subsidiaries; we can incur Acquired Debt in accordance with this clause (9) only if our Debt to Adjusted Consolidated Cash Flow Ratio at the time of its incurrence, after giving pro forma effect to the acquisition and incurrence as if the same had occurred at the beginning of our most recently ended four full fiscal quarter period for which internal financial statements are available, would have been the same or less than the Debt to Adjusted Consolidated Cash Flow Ratio of American Tower Corporation for the same period without giving pro forma effect to the incurrence; and

(10)	the incurrence by us, any sister guarantor or any of the Restricted Subsidiaries of additional Indebtedness and/or the issuance of preferred stock or Disqualified Stock in an aggregate principal amount (or Accreted Value or liquidation preference, as applicable) at any time outstanding, including Indebtedness incurred to refund, refinance or replace any Indebtedness incurred in accordance with this clause (10), not to exceed $25.0 million.

For purposes of determining compliance with this covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (10) above, we and the sister guarantors will be permitted to classify the item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of the item of Indebtedness, in any manner that complies with this covenant.

Under the indenture, we and each sister guarantor agreed that we will not permit any of our Unrestricted Subsidiaries to incur any Indebtedness other than Non Recourse Debt or Indebtedness owed to us, a sister guarantor or the Restricted Subsidiaries.

No Senior Subordinated Debt

We have agreed that we will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any of our Senior Debt and senior in any respect in right of payment to the notes. We have further agreed that no guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to the Senior Debt of the Group Guarantor and senior in any respect in right of payment to the Group Guarantor’s guarantee.

Liens

We have agreed that we will not, and each sister guarantor has agreed that it will not, and will not permit any of our or its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Indebtedness, Attributable Debt or trade payables, other than Permitted Liens, upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until the time the obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

We have agreed that we will not, and each sister guarantor has agreed that it will not, and will not permit any of our or their respective Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its capital stock to us, any sister guarantor or any of the Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits;

(2)	pay any Indebtedness owed to us, any sister guarantor or any of the Restricted Subsidiaries;

(3)	make loans or advances to us, any sister guarantor or any of the Restricted Subsidiaries; or

(4)	transfer any of its properties or assets to us, any sister guarantor or any of the Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements governing Existing Indebtedness as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of thereof except that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to the dividend and other payment restrictions than those contained in those agreements on the date of the indenture unless the restrictions are ordinary and customary for agreements of that type as determined in the good faith judgment of our board of directors

(2)	Indebtedness of us, any sister guarantor or any Restricted Subsidiary under any credit facility that is permitted to be incurred pursuant to the covenant restricting the incurrence of Indebtedness; any credit facility and Indebtedness may contain only those encumbrances and restrictions on the Restricted Subsidiary’s ability to engage in the activities set forth in clauses (1) through (4) of the preceding section as are, at the time such Credit Facility is entered into or amended, modified, restated, renewed, increased, supplemented, refunded, replaced or refinanced, ordinary and customary for a credit facility of that type as determined in the good faith judgment of our board of directors;

(3)

encumbrances and restrictions applicable to any Unrestricted Subsidiary, as the same are in effect as of the date on which the subsidiary becomes a Restricted Subsidiary, and as the same may be amended, modified, restated, renewed, increased, supplemented, refunded, replaced or refinanced; any such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings may be no more restrictive, taken as a whole, with respect to the dividend and other payment restrictions than those contained in the applicable series of Indebtedness of such subsidiary as in effect on the date on which such subsidiary becomes a Restricted Subsidiary unless such restrictions are ordinary and customary for agreements of that type as determined in the good faith judgment of our board of directors;

(4)	any Indebtedness incurred in compliance with the covenant restricting the incurrence of Indebtedness or any agreement pursuant to which the Indebtedness is issued if the encumbrance or restriction applies only in the event of a Payment Default or Default with respect to a financial covenant contained in the Indebtedness or agreement and the encumbrance or restriction is not materially more disadvantageous to the holders of the notes than is customary in comparable financings, as determined by us, and we determine that the encumbrance or restriction will not materially affect our ability to pay the Accreted Value of the notes;

(5)	the indenture, the notes and the guarantees;

(6)	applicable law;

(7)	any instrument governing Indebtedness permitted by the terms of the indenture to be incurred or capital stock of a person acquired by us, any sister guarantor or any of the Restricted Subsidiaries as in effect at the time of the acquisition (except to the extent the Indebtedness or capital stock was incurred in connection with or in contemplation of the acquisition), which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the property or assets of the person, so acquired, and as the instrument may be amended, modified, restated, renewed, increased, supplemented, refunded, replaced or refinanced; any amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing may be no more restrictive, taken as a whole, with respect to the dividend and other payment restrictions than those contained in the instrument as in effect on the date on which the person was acquired by us unless the restrictions are ordinary and customary for agreements of that type as determined in the good faith judgment of our board of directors;

(8)	customary non-assignment provisions in leases or licenses entered into in the ordinary course of business;

(9)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (4) of the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” on page 42 of this prospectus;

(10)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts that Restricted Subsidiary pending its sale or other disposition;

(11)	Permitted Refinancing Indebtedness; the restrictions contained in the agreements governing the Permitted Refinancing Indebtedness may be no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced unless the restrictions are ordinary and customary for agreements of that type as determined in the good faith judgment of our board of directors;

(12)	Liens permitted to be incurred under the provisions of the covenant described under the caption “—Liens” on page 44 of this prospectus that limit the right of the debtor to dispose of the assets subject to the Liens;

(13)	provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements; and

(14)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

We may not, directly or indirectly: (1) consolidate or merge with or into another person (whether or not we are the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of our properties or assets and our Restricted Subsidiaries taken as a whole, in one or more related transactions, to another person, unless:

(1)	either: (a) we are the surviving corporation; or (b) the person formed by or surviving any consolidation or merger (if other than us) or to which the sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)	the person formed by or surviving any consolidation or merger (if other than us) or the person to which the sale, assignment, transfer, conveyance or other disposition has been made assumes all of our obligations under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after the transaction, no Default or Event of Default exists; and

(4)	except in the case of (A) a merger of us with or into a wholly owned and Restricted Subsidiary of ours, a sister guarantor or a Wholly Owned Restricted Subsidiary of a sister guarantor, and (B) a merger entered into solely for the purpose of reincorporating us in another jurisdiction:

(a)	in the case of a merger or consolidation in which we are the surviving corporation, American Tower Corporation, at the time of the transaction, after giving pro forma effect to the transaction as of the date for balance sheet purposes and as if the transaction had occurred at the beginning of our most recently ended four full fiscal quarter period of American Towers, Inc. for which internal financial statements are available for income statement purposes, (I) would have had a Debt to Adjusted Consolidated Cash Flow Ratio no greater than 7.5 to 1.0 or (II) American Tower Corporation would have had a Debt to Adjusted Consolidated Cash Flow Ratio that was not greater than its Debt to Adjusted Consolidated Cash Flow Ratio for the same period without giving pro forma effect to the transaction, or

(b)	in the case of any other transaction, the entity or person formed by or surviving any consolidation or merger, if other than us, or to which the sale, assignment, transfer, conveyance or other disposition shall have been made, at the time of the transaction, after giving pro forma effect to the transaction as of the date for balance sheet purposes and as if the transaction had occurred at the beginning of the most recently ended four full fiscal quarter period of the entity or person for which internal financial statements are available for income statement purposes, (i) would have had a Debt to Adjusted Consolidated Cash Flow Ratio no greater than 7.5 to 1.0 or (ii) would have had a Debt to Adjusted Consolidated Cash Flow Ratio that was not greater than the Debt to Adjusted Consolidated Cash Flow Ratio of American Tower Corporation for the same period without giving pro forma effect to the transaction.

In addition, we may not, directly or indirectly, lease all or substantially all of our properties or assets, in one or more related transactions, to any other person. This covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among us and any of the guarantors.

Transactions with Affiliates

We and each sister guarantor will not, and will not permit any of our or their respective Restricted Subsidiaries to, enter into an affiliate transaction, unless:

(1)	the affiliate transaction is on terms that, in the aggregate, are no less favorable to us, the relevant sister guarantor or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by us, the sister guarantor or the Restricted Subsidiary with an unrelated person; and

(2)	We deliver to the trustee:

(a)	with respect to any affiliate transaction or series of related affiliate transactions involving aggregate consideration in excess of $5.0 million, an officers’ certificate certifying that the affiliate transaction complies with clause (1) above;

(b)	with respect to any affiliate transaction or series of related affiliate transactions involving aggregate consideration in excess of $10.0 million, a resolution of our board of directors set forth in an officers’ certificate certifying that the affiliate transaction complies with clause (1) above and that the affiliate transaction has been approved by a majority of the members of board of directors having no personal stake in the affiliated transaction (or, if there are none, by all of the directors and by the procedure described in clause (c) below); and

(c)	with respect to any affiliate transaction or series of related affiliate transactions involving aggregate consideration in excess of $25.0 million, other than a Permitted Investment, an opinion as to the fairness to us of the affiliate transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items are not deemed to be affiliate transactions and, therefore, are not subject to the provisions of the prior paragraph:

(1)	any employment agreement entered into with any executive officer of us, any sister guarantor or any of the Restricted Subsidiaries that is entered into by us, any sister guarantor or any of the Restricted Subsidiaries in the ordinary course of business and substantially consistent with the compensation arrangements of similarly situated executive officers at comparable companies engaged in Permitted Businesses;

(2)	transactions between or among us, the sister guarantors and/or the Restricted Subsidiaries;

(3)	transactions with a person that is an Affiliate of ours or a sister guarantor or a Restricted Subsidiary solely because we own or a sister guarantor or a Restricted Subsidiary owns an equity interest in, or controls, the person;

(4)	payment of reasonable directors fees to persons in an aggregate annual amount per person that is substantially consistent with directors’ fees at comparable companies engaged in Permitted Businesses;

(5)	issuances or sales of Equity Interests, other than Disqualified Stock;

(6)	payments to American Tower Corporation of customary tax sharing payments (including, without limitation, pursuant to the tax sharing agreement between them) and of amounts necessary to pay American Tower Corporation’s reasonable and customary administrative and overhead expenses and reasonable transaction costs related to financings;

(7)	arrangements between some or all of us, the guarantors and the Restricted Subsidiaries, on the one hand, and Verestar or its subsidiaries, on the other hand, in the ordinary course of business and in existence on the date of the indenture; and

(8)	Restricted Payments that are permitted by the provisions of the indenture described above under the caption “—Restricted Payments” on page 39 of this prospectus and Permitted Investments.

We use the term “affiliate transaction” to mean make any payment to, or sale, lease, transfer or other disposition of any of our or its properties or assets to, or purchase of any property or assets from, or entering into or making or amending any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate.

Additional Subsidiary Guarantees

If we or any Group Guarantor acquires or creates another Wholly Owned Domestic Restricted Subsidiary, then that newly acquired or created Wholly Owned Domestic Restricted Subsidiary will become a guarantor and execute a supplemental indenture. This covenant does not apply to all subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the indenture for so long as they continue to constitute Unrestricted Subsidiaries.

Designation of Restricted and Unrestricted Subsidiaries

Our board of directors may designate any Restricted Subsidiary of ours or of a sister guarantor to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by us, the sister guarantors and the Restricted Subsidiaries in the subsidiary properly designated will be deemed to be an investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described under the caption “—Restricted Payments” on page 39 of this prospectus or Permitted Investments, as determined by us. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Our board of directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Sale and Leaseback Transactions

We and each sister guarantor will not, and will not permit any of our or their respective Restricted Subsidiaries to, enter into any sale and leaseback transaction. We, any sister guarantor or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

•	we, the sister guarantor or the Restricted Subsidiary, as applicable, could have

•	incurred Indebtedness in an amount equal to the Attributable Debt relating to the sale and leaseback transaction under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” on page 42 of this prospectus and

•	incurred a Lien to secure the Indebtedness pursuant to the covenant described under the caption “—Liens” on page 44 of this prospectus;

•	the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by our board of directors and set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

•	the transfer of assets in that sale and leaseback transaction is permitted by, and we apply the proceeds of the transaction in compliance with, the covenant described under the caption ”—Repurchase at the Option of Holders—Asset Sales” on page 37 of this prospectus.

Reports

Whether or not required by the SEC, so long as any notes are outstanding, we will furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

•	all quarterly and annual financial information of American Tower Corporation that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if American Tower Corporation were required to file those forms, including American Tower Corporation’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the holder’s certified independent accountants;

•	the Tower Cash Flow for the most recently completed fiscal quarter and the Adjusted Consolidated Cash Flow and Non-Tower Cash Flow for the most recently completed four-quarter period, in each case of American Tower Corporation; and

•	all current reports that would be required to be filed with the SEC on Form 8-K if American Tower Corporation were required to file those reports.

If we have or a sister guarantor has designated any of our or its respective subsidiaries as Unrestricted Subsidiaries and any Unrestricted Subsidiary, or group of Unrestricted Subsidiaries, is a significant subsidiary, as that term is defined under SEC rules, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of us and our Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries. We may furnish the foregoing required information to the holders of the notes supplementally in American Tower Corporation’s reports consistent with Rule 3-10 of Regulation S-X and not include the information our reports filed with the SEC. In no event will the foregoing required information apply to any discontinued operations.

In addition, whether or not required by the SEC, we will file, or cause to be filed, with the SEC for public availability all of the information and reports referred to in the first and second bullets above within the time periods specified in the SEC’s rules and regulations, unless the SEC will not accept the filing, and make the information available to securities analysts and prospective investors upon request. In addition, we and the guarantors have agreed that, for so long as any old notes remain outstanding, we will furnish to the holders of the notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

If we are at any time required by the SEC to file reports under the Exchange Act, we will, so long as any notes are outstanding, furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations, the foregoing required information.

Events of Default and Remedies

Each of the following is an “Event of Default”:

•	default for 30 days in the payment when due of liquidated damages with respect to, the notes whether or not prohibited by the subordination provisions of the indenture;

•	default in payment when due of the Accreted Value of, or premium, if any, on the notes, whether or not prohibited by the subordination provisions of the indenture;

•	failure by us to comply with the provisions described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” on page 46 of this prospectus or failure by us to consummate a Change of Control Offer or Asset Sale offer in accordance with the provisions of the indenture applicable to the offers;

•	failure by us or any of the sister guarantors for 30 days after notice to comply with any of the other agreements in the indenture or the notes;

•	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by us or any of our significant subsidiaries, or the payment of which is guaranteed by us or any of its significant subsidiaries, whether the Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

•	is caused by a failure to pay principal of, or interest or premium, if any, on the Indebtedness prior to the expiration of the grace period provided in the Indebtedness on the date of the default, which we refer to as a “Payment Default”; or

•	results in the acceleration of the Indebtedness prior to its express maturity,

and, in each case, the principal amount of the Indebtedness of that type, together with the principal amount of any other Indebtedness of that type under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

•	failure by us or any of our significant subsidiaries to pay final judgments aggregating in excess of $20.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

•	except as permitted by the indenture, any guarantee of the notes by any of our significant subsidiaries is held in final and non-appealable judgment to be unenforceable or invalid or ceases for any reason to be in full force and effect or any guarantor that is a significant subsidiary of ours, or any person acting on behalf of the guarantor, denies or disaffirms its obligations under its guarantee;

•	our failure to effect the mandatory redemption of the notes upon the terms described above under “—Repurchase at the Option of Holders” on page 35 of this prospectus; and

•	specified events of bankruptcy or insolvency with respect to us or any of our significant subsidiaries.

In the case of an Event of Default arising from specified events of bankruptcy or insolvency, with respect to us, any Restricted Subsidiary that is a significant subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a significant subsidiary, all outstanding notes will become due and payable immediately in an amount equal to the Accreted Value of the notes outstanding on the date of acceleration, without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount at maturity of the then outstanding notes may declare all the notes to be due and payable immediately in an amount equal to the Accreted Value of the notes outstanding on the date of acceleration.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount at maturity of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of Accreted Value of, or liquidated damages on, the notes.

The holders of a majority in aggregate principal amount at maturity of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of liquidated damages on, or the Accreted Value of, the notes.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, we are required to deliver to the trustee a statement specifying the Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of us or any guarantor, as such, will have any liability for any of our obligations or obligations of the guarantors under the notes, the indenture, the guarantees, the registration rights agreement, the escrow agreement or for any claim based on, in respect of, or by reason of, those obligations or their creation. Each holder of notes by accepting a note waives and releases all liability of that nature. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

We may, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding notes and all obligations of the guarantors discharged with respect to their guarantees, which we refer to as a “Legal Defeasance,” except for:

•	the rights of holders of outstanding notes to receive payments in respect of the Accreted Value of, or premium and liquidated damages, if any, on such notes when such payments are due from the trust referred to below;

•	our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

•	the rights, powers, trusts, duties and immunities of the trustee, and our and the guarantor’s obligations in connection therewith; and

•	the Legal Defeasance provisions of the indenture.

In addition, we may, at our option and at any time, elect to have our obligations and the guarantors released with respect to certain covenants that are described in the indenture, which we refer to as a “Covenant Defeasance”, and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. If Covenant Defeasance occurs, certain events described under “—Events of Default and Remedies” on page 49 of this prospectus, but not including non-payment and bankruptcy, receivership, rehabilitation and insolvency events with respect to us, will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

•	we must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable U.S. government securities, or a combination of cash in U.S. dollars and non-callable U.S. government securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the Accreted Value of, or premium and liquidated damages, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether the notes are being defeased to maturity or to a particular redemption date;

•	in the case of Legal Defeasance, we must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Internal Revenue Service has published or delivered to us a ruling or (b) since the date of the indenture, a change in the applicable federal income tax law has occurred, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of the Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Legal Defeasance had not occurred;

•	in the case of Covenant Defeasance, we must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of the Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred;

•	no Default or Event of Default has occurred and is continuing on the date of the deposit, other than a Default or Event of Default resulting from the borrowing of funds to be applied to the deposit;

•	the Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a Default under any material agreement or instrument, other than the indenture, to which we, any sister guarantor or any of the Restricted Subsidiaries is a party or by which we, any sister guarantor or any of the Restricted Subsidiaries is bound;

•	we must deliver to the trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

•	we must deliver to the trustee an officers’ certificate stating that the deposit was not made by us with the intent of preferring the holders of notes over our other creditors with the intent of defeating, hindering, delaying or defrauding our creditors or others; and

•	we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount at maturity of the notes then outstanding, including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes, and any existing Default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount at maturity of the then outstanding notes, including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes.

Without the consent of each holder affected, an amendment or waiver may not, with respect to any notes held by a non-consenting holder:

•	reduce the principal amount at maturity of notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes, other than provisions relating to the covenants described under the caption “—Repurchase at the Option of Holders” on page 35 of this prospectus, or amend or modify the calculation of Accreted Value so as to reduce the amount of the Accreted Value of the notes;

•	waive a Default or Event of Default in the payment of the Accreted Value of, or premium, or Liquidated Damages, if any, on the notes, except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount at maturity of the notes then outstanding and a waiver of the Payment Default that resulted from the acceleration;

•	make any note payable in money other than that stated in the notes;

•	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of the Accreted Value of, or premium or liquidated damages, if any, on the notes;

•	waive a redemption payment with respect to any note, other than a payment required by one of the covenants described under the caption “—Repurchase at the Option of Holders” on page 35 of this prospectus;

•	release any guarantor from any of its obligations under its guarantee or the indenture, except in accordance with the terms of the indenture; or

•	make any change in the preceding amendment and waiver provisions.

In addition, any amendment to, or waiver of, the provisions of the indenture relating to subordination that adversely affects the rights of the holders of the notes will require the consent of the holders of at least 66 2/3% in aggregate principal amount at maturity of notes then outstanding.

Notwithstanding the above, without the consent of any holder of notes, we, the guarantors and the trustee may amend or supplement the indenture or the notes:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated notes in addition to or in place of certificated notes;

•	to provide for the assumption of our obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of our assets;

•	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any holder;

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

•	to conform the text of the indenture, the guarantees or the notes to any provision of this Description of Notes to the extent that the provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the guarantees or the notes.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

•	either:

•	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to us, have been delivered to the trustee for cancellation; or

•	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and we or any guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable U.S. government securities, or a combination of cash in U.S. dollars and non-callable government securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for Accreted Value, premium and liquidated damages, if any;

•	no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a Default under, any other instrument to which we or any guarantor is a party or by which we or any guarantor is bound;

•	we or any guarantor has paid or caused to be paid all sums payable by it under the indenture; and

•	we have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, we must deliver an officers’ certificate to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of ours or any guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim so limited as security or otherwise. The trustee will be permitted to engage in other transactions. However, if it acquires any conflicting interest it must eliminate the conflict within 90 days, apply to the SEC for permission to continue or resign.

The holders of a majority in principal amount at maturity of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to those provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of the terms.

“Accreted Value” means, as of any date of determination, an amount per $1,000 principal amount at maturity of the notes that is equal to the sum of (a) the initial offering price of each note and (b) the portion of the excess of the principal amount at maturity of each note over the initial offering price which shall have been accreted thereon through that date, the amount to be so accreted on a daily basis at a rate of 12.25% per annum of the initial offering price of the notes, compounded semi-annually on each February 1 and August 1 commencing on August 1, 2003 through the date of determination, computed on the basis of a 360-day year of twelve 30-day months. At maturity, the Accreted Value of each note will be equal to the principal amount of the note.

“Acquired Debt” means, with respect to any specified person:

•	Indebtedness of any other person existing at the time that person is merged with or into or became a subsidiary of the specified person, whether or not the Indebtedness is incurred in connection with, or in contemplation of, the other person merging with or into, or becoming a subsidiary of, the specified person; and

•	Indebtedness secured by a Lien encumbering any asset acquired by the specified person.

“Additional Parent Indebtedness” means (a) Indebtedness (excluding Acquired Debt) of American Tower Corporation or shares of Disqualified Stock or preferred stock of American Tower Corporation if American Tower Corporation at the time of incurrence of the Indebtedness or the issuance of the Disqualified Stock or preferred stock, after giving pro forma effect thereto as if the Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued and the proceeds thereof had been applied at the beginning of the applicable four-quarter period, would have had a Debt to Adjusted Consolidated Cash Flow Ratio no greater than 7.5 to 1.0, (b) Acquired Debt of American Tower Corporation and (c) Indebtedness of American Tower Corporation or shares of Disqualified Stock or preferred stock of American Tower Corporation that is issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund the Indebtedness or shares of Disqualified Stock or preferred stock of American Tower Corporation described pursuant to clauses (a) or (b) hereof.

“Adjusted Consolidated Cash Flow” means, with respect to any person and as of any date of determination, the sum of:

•	the Consolidated Cash Flow of the person for the four most recent full fiscal quarters ending immediately prior to the date for the person for which internal financial statements are available, less the person’s Tower Cash Flow for such four-quarter period; plus

•	the product of four times such person’s Tower Cash Flow for the most recent fiscal quarter for which internal financial statements are available.

For purposes of making the computation referred to above:

•	acquisitions that have been made by the person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the reference period or subsequent to the reference period and on or prior to the calculation date shall be deemed to have occurred on the first day of the reference period and Consolidated Cash Flow for the reference period shall be calculated without giving effect to the second bullet of the proviso set forth in the definition of Consolidated Net Income;

•	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the calculation date, shall be excluded; and

•	the corporate development expense of the person and its Restricted Subsidiaries calculated in a manner consistent with the audited financial statements of American Tower Corporation included in this prospectus shall be added to Consolidated Cash Flow to the extent it was included in computing Consolidated Net Income.

“Affiliate” of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified person. For purposes of this definition, “control,” as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the person, whether through the ownership of voting securities, by agreement or otherwise. Beneficial ownership of 10% or more of the voting stock of a person will be deemed to be control. No natural person who is an executive officer or director of a person shall, solely by virtue of the position, be deemed to control the person.

“Asset Sale” means:

•	the sale, conveyance or other disposition of any assets or rights; the sale, conveyance or other disposition of all or substantially all of our assets and our subsidiaries taken as a whole will be governed by the provisions of the indenture dealing with a Change of Control and/or mergers, consolidations or sales of assets, and not by the provisions of the Asset Sale covenant; and

•	the issuance of Equity Interests by any of the Restricted Subsidiaries, other than directors’ qualifying shares or shares required by applicable law to be held by a person other than us, a sister guarantor or a Restricted Subsidiary.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

•	a single transaction or series of related transactions that involves assets, rights or Equity Interests having a fair market value of less than $1.0 million;

•	a transfer of assets between or among us, the sister guarantors and the Restricted Subsidiaries;

•	an issuance of Equity Interests by a Restricted Subsidiary to us, a sister guarantor or to another Restricted Subsidiary;

•	the sale, lease or other disposition of equipment, inventory or accounts receivable in the ordinary course of business;

•	the sale or other disposition of cash or Cash Equivalents;

•	a transfer of Equity Interests of an Unrestricted Subsidiary or an issue of Equity Interests by an Unrestricted Subsidiary;

•	grants of leases or licenses in the ordinary course of business;

•	the issuance of Equity Interests of us or a sister guarantor; and

•	a Restricted Payment that is permitted by the covenant described under the caption “—Certain Covenants—Restricted Payments” on page 39 of this prospectus or Permitted Investment.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in the sale and leaseback transaction including any period for which the lease has been extended or may, at the option of the lessor, be extended. The present value will be calculated using a discount rate equal to the rate of interest implicit in the transaction, determined in accordance with GAAP.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Cash Equivalents” means:

•	marketable, direct obligations of the United States of America, its agencies and instrumentalities maturing within 365 days of the date of purchase;

•	commercial paper and other short-term obligations of business savings accounts issued by corporations, each of which shall have a combined net worth of at least $100,000,000 and each of which conducts a substantial part of its business in the United States of America, maturing within 270 days from the date of original issue thereof, and whose issuer is, at the time of purchase, rated “P-2” or better by Moody’s or “A-2” or better by S&P;

•	repurchase agreements, bankers’ acceptances and domestic and Eurodollar certificates of deposit maturing within 365 days of the date of purchase which are issued by, or time deposits maintained with:

•	a United States national or state bank, or any domestic branch of a foreign bank, subject to supervision and examination by federal or state banking or depository institution authorities and having capital, surplus and undivided profits totaling more than $100,000,000 and rated “A” or better by Moody’s or S&P,

•	a broker/dealer (acting as principal) registered as a broker or a dealer under Section 15 of the Exchange Act, the unsecured short-term debt obligations of which are rated “P-1” by Moody’s and at least “A-1” by S&P at the date of purchase, or

•	an unrated broker/dealer, acting as principal, that is a Wholly Owned Restricted Subsidiary (but substituting “Subsidiary” for “Restricted Subsidiary” in the definition thereof) of a non-bank orbank holding company, the unsecured short-term debt obligations of which are rated “P-1” by Moody’s and at least “A-1” by S&P at the date of purchase; and

•	money market funds having a rating from Moody’s and S&P in the highest investment category granted thereby.

“Change of Control” means the occurrence of any of the following:

•	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of us and our Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than the Principal or a Related Party of the Principal;

•	the adoption of a plan relating to our liquidation or dissolution;

•	the consummation of any transaction, including, without limitation, any merger or consolidation, the result of which is that any “person”, other than the Principal and his Related Parties or a subsidiary of American Tower Corporation, beneficially owns (a) 35% or more of the voting stock, measured by voting power rather than number of shares, if we are not a subsidiary of any person or, if we are a subsidiary of any person, of the ultimate parent entity of which we are a subsidiary, and (b) a greater percentage of the voting stock, measured by voting power rather than number of shares, than the Principals and their Related Parties; or

•	the first day on which a majority of the members of our board of directors are not Continuing Directors.

“Consolidated” means (a) when used with respect to American Tower Corporation, the consolidated financial position and results of operations of American Tower Corporation, us, the sister guarantors and the Restricted Subsidiaries (excluding any other subsidiaries of American Tower Corporation and notwithstanding any reference to such subsidiaries in any other definition) and (b) when used with respect to any other person, the consolidated financial position and results of operations of such person and its Restricted Subsidiaries.

“Consolidated Cash Flow” means, with respect to any person for any period, the Consolidated Net Income of that person for that period; plus

•	provision for taxes based on income or profits of that person and its Restricted Subsidiaries for that period, to the extent that the provision for taxes was included in computing Consolidated Net Income; plus

•	consolidated interest expense of that person and its Restricted Subsidiaries for that period, whether paid or accrued and whether or not capitalized, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers’ acceptance financings, and net payments, if any, pursuant to Hedging Obligations, to the extent that any the expense was deducted in computing Consolidated Net Income; plus

•	depreciation, amortization, including amortization of goodwill and other intangibles, and other non-cash expenses, including write-offs or write-downs of goodwill and other intangible assets but excluding any the non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period, of that person and its Restricted Subsidiaries for that period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing Consolidated Net Income; minus

•	non-cash items increasing Consolidated Net Income for the period, excluding any items that were accrued in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Indebtedness” means, with respect to any person as of any date of determination, the sum, without duplication, of:

•	the total amount of Indebtedness of that person and its Restricted Subsidiaries; plus

•	the total amount of Indebtedness of any other person, to the extent that the Indebtedness has been Guaranteed by the referent person or one or more of its Restricted Subsidiaries; plus

•	the aggregate liquidation value of all Disqualified Stock of that person and all preferred stock of Restricted Subsidiaries of that person,

in each case, determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any person for any period:

•	the consolidated interest expense of the person and its Restricted Subsidiaries for the period determined in accordance with GAAP, whether paid or accrued and whether or not capitalized, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments, if any, pursuant to Hedging Obligations; plus

•	all preferred stock dividends paid or accrued in respect of the person’s and its Restricted Subsidiaries’ preferred stock to persons other than the person or its wholly owned Restricted Subsidiaries of other than preferred stock dividends paid by the person in shares of preferred stock that is not Disqualified Stock.

“Consolidated Net Income” means, with respect to any specified person for any period, the aggregate of the Net Income of that person and its Restricted Subsidiaries for that period, on a consolidated basis, determined in accordance with GAAP. For these purposes:

•	the Net Income of any person, other than the specified person, that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified person or a Restricted Subsidiary thereof and shall not be included if a net loss;

•	the Net Income, and net loss, of any person acquired in a pooling of interests transaction for any period prior to the date of the acquisition shall be excluded;

•	the cumulative effect of a change in accounting principles shall be excluded; and

•	the Net Income, and net loss, of any Unrestricted Subsidiary shall be excluded whether or not distributed to the specified person or one of its Restricted Subsidiaries.

“Consolidated Tangible Assets” means, with respect to a specified person, the total consolidated assets of the person and its Restricted Subsidiaries, less the total intangible assets of the person and its Restricted Subsidiaries, as shown on the most recent internal consolidated balance sheet of the person and the Restricted Subsidiaries calculated on a consolidated basis in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of our board of directors who:

•	was a member of our board of directors on the date of the indenture;

•	was nominated for election or elected to our board of directors with the approval of a majority of the Continuing Directors who were members of the board at the time of the nomination or election; or

•	is a designee of the Principal or was nominated by the Principal.

“Convertible Notes” means, collectively:

•	the $300,000,000.00 6.25% Convertible Notes Due 2009 issued pursuant to that certain indenture dated October 4, 1999 of American Tower Corporation with The Bank of New York as trustee,

•	the $425,500,000.00 2.25% Convertible Notes Due 2009 issued pursuant to that certain indenture dated October 4, 1999 of American Tower Corporation with The Bank of New York as trustee, and

•	the $450,000,000.00 5.00% Convertible Notes Due 2010 issued pursuant to that certain indenture dated February 15, 2000 of American Tower Corporation with The Bank of New York as trustee.

“Credit Agreement” means the Amended and Restated Loan Agreement, dated as of January 6, 2000, by and among The Toronto Dominion Bank, New York Branch, as Issuing Bank, Toronto Dominion (Texas), Inc., as Administrative Agent, the several lenders and other agents party thereto and American Tower, L.P., American Towers, Inc., Towersites Monitoring, Inc. and American Tower International, Inc., as borrowers, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case, as amended, supplemented, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time, including to permit an increase in borrowings thereunder.

“Debt to Adjusted Consolidated Cash Flow Ratio” means, with respect to any person and as of any date of determination, the ratio of:

•	the Consolidated Indebtedness of the person as of the date to

•	the Adjusted Consolidated Cash Flow of the person as of the date.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Senior Debt” means:

•	any Indebtedness outstanding under the Credit Agreement; and

•	after payment in full of all Obligations under the Credit Agreement, any other Senior Debt permitted under the indenture the principal amount of which is $25.0 million or more and that has been designated by American Towers, Inc. as “Designated Senior Debt.”

“Disqualified Stock” means any capital stock that, by its terms, or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the capital stock, or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the capital stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any capital stock that would constitute disqualified stock solely because the holders of the capital stock have the right to require us to repurchase the capital stock upon the occurrence of a Change of Control or an Asset Sale will not constitute Disqualified Stock if the terms of the capital stock provide that we may not repurchase or redeem the capital stock pursuant to those provisions unless the repurchase or redemption complies with the covenant described under the caption “—Certain Covenants—Restricted Payments” on page 39 of this prospectus.

“Equity Interests” means capital stock and all warrants, options or other rights to acquire capital stock, but excluding any debt security that is convertible into, or exchangeable for, capital stock.

“Excess Proceeds” has the meaning set forth under the caption “—Repurchase at the Option of Holders—Asset Sales” on page 37 of this prospectus.

“Event of Default” has the meaning set forth under the caption “—Events of Default and Remedies” on page 49 of this prospectus.

“Excluded International Sale” means an issue, sale or other disposition of capital stock of a Restricted Subsidiary of ours or a sister guarantor the principal operations of which are conducted, and the principal assets of which are located, outside the United States, so long as after giving effect thereto the Restricted Subsidiary would remain a Restricted Subsidiary of ours or a sister guarantor.

“Existing Indebtedness” means Indebtedness of us, the sister guarantors and their subsidiaries, other than Indebtedness under the Credit Agreement, in existence on the date of the indenture, until the amounts are repaid.

“Existing Parent Indebtedness” means the Senior Notes Due 2009 and the Convertible Notes and any Indebtedness of American Tower Corporation issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund any of that Indebtedness and which meets the conditions for Permitted Refinancing Indebtedness set forth in the first and second bullets of the definition thereof.

“Group Guarantor” means each of the guarantors other than American Tower Corporation.

“Hedging Obligations” means, with respect to any specified person, the obligations of the person under:

•	interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

•	other agreements or arrangements designed to protect such person against fluctuations in interest rates or currency exchange rates.

“Indebtedness” means, with respect to any specified person, any indebtedness of the person, whether or not contingent:

•	in respect of borrowed money;

•	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

•	in respect of banker’s acceptances;

•	representing Capital Lease Obligations;

•	representing the balance deferred and unpaid of the purchase price of any property, except any balance that constitutes an accrued expense or trade payable; or

•	representing any Hedging Obligations,

if and to the extent any of the preceding items, other than letters of credit and Hedging Obligations, would appear as a liability upon a balance sheet of the specified person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified person whether or not the Indebtedness is assumed by the specified person, the amount of the Indebtedness as of any date being deemed to be the lesser of the value of the property or assets as of the date or the principal amount of the Indebtedness of the other person so secured, and, to the extent not otherwise included, the guarantee by the specified person of any Indebtedness of any other person.

The amount of any Indebtedness outstanding as of any date will be:

•	the Accreted Value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

•	the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

“Investments” means, with respect to any person, all direct or indirect investments by the person in other persons, including Affiliates, in the forms of loans, including guarantees of Indebtedness or other obligations, advances or capital contributions, excluding commission, travel and similar advances to officers and employees made in the ordinary course of business, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the person or any of its Restricted Subsidiaries sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the person such that, after giving effect to any such sale or disposition, it is no longer a Restricted Subsidiary of such person, such person will be deemed to have made an Investment on the date of the sale or disposition equal to the fair market value of the person’s Investments in the subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments” on page 39 of this prospectus.

“Licenses” means, collectively, any telephone, microwave, radio transmissions, personal communications or other license, authorization, certificate of compliance, franchise, approval or permit, whether for the construction, the ownership or the operation of any communications tower facilities, granted or issued by the Federal Communications Commission, or other similar or successor agency of the federal government administering the Communications Act of 1934 or any similar or successor federal statute, and held by us, the sister guarantors or any of the Restricted Subsidiaries.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of the asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code, or equivalent statutes, of any jurisdiction.

“Net Income” means, with respect to any person, the net income (loss) of the person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

•	any gain or loss, together with any related provision for taxes on the gain or loss, realized in connection with:

•	any Asset Sale, including, without limitation, dispositions pursuant to sale and leaseback transactions; or

•	the disposition of any securities by the person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of the person or any of its Restricted Subsidiaries; and

•	any extraordinary gain or loss, together with any related provision for taxes on the extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by us, any sister guarantor or any of the Restricted Subsidiaries in respect of any Asset Sale, including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, net of:

•	the direct costs relating to the Asset Sale, including, without limitation, legal, accounting and investment banking fees, sales commissions and finders’, brokers’ or similar fees, and any relocation or severance expenses incurred as a result thereof;

•	taxes paid or payable as a result thereof, after taking into account any available tax credits or deductions and any tax sharing arrangements;

•	amounts required to be applied to the repayment of Indebtedness, other than Senior Debt, secured by a Lien on the asset or assets that were the subject of the Asset Sale;

•	all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of the Asset Sale;

•	the deduction of appropriate amounts provided by the seller as a reserve in accordance with GAAP against any liabilities associated with the assets disposed of in such Asset Sale and retained by us, any sister guarantor or any Restricted Subsidiary after the Asset Sale; and

•	without duplication, any reserves that our board of directors determines in good faith should be made in respect of the sale price of the asset or assets for post closing adjustments.

In the case of any reversal of any reserve referred to in the fifth or sixth bullet above, the amount so reversed will be deemed to be Net Proceeds from an Asset Sale as of the date of the reversal.

“Non-Recourse Debt” means Indebtedness:

•	as to which neither we nor any sister guarantor or any of the Restricted Subsidiaries (a) provides credit support of any kind, including any undertaking, agreement or instrument that would constitute Indebtedness, or (b) is directly or indirectly liable as a guarantor or otherwise;

•	no Default with respect to which, including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary, would permit upon notice, lapse of time or both any holder of any other Indebtedness of us, any sister guarantor or any of the Restricted Subsidiaries to declare a Default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

•	as to which the lenders have been notified in writing that they will not have any recourse to our stock or assets, or the stock or assets of any sister guarantor or any of the Restricted Subsidiaries.

“Non-Tower Cash Flow” means, with respect to any person and as of any date of determination, the Consolidated Cash Flow of the person and its Restricted Subsidiaries for the four most recent full fiscal quarters ending immediately prior to the date for which internal financial statements are available that is not included in Tower Cash Flow of the person, all determined on a consolidated basis and in accordance with GAAP. Non-Tower Cash Flow of the person will not include revenues derived from Asset Sales, other than sales or other dispositions of inventory in the ordinary course of business.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Payment Default” has the meaning set forth under the caption “—Events of Default and Remedies” on page 49 of this prospectus.

“Permitted Business” means any business of the type conducted by American Tower Corporation or its subsidiaries on the date of the indenture and any other business related, ancillary or complementary to any the business.

“Permitted Debt” has the meaning set forth under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” on page 42 of this prospectus.

“Permitted Investment” means:

•	any Investment in us, any sister guarantor or any Restricted Subsidiary;

•	any Investment in Cash Equivalents;

•	any Investment by us, any sister guarantor or any Restricted Subsidiary in a person, if as a result of the Investment:

•	the person becomes a Restricted Subsidiary; or

•	the person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, us, any sister guarantor or any Restricted Subsidiary;

•	any Investment by American Towers, Inc., any sister guarantor or any Restricted Subsidiary that

•	is in substance the acquisition of a class of capital stock of a Restricted Subsidiary, which we refer to as the “target”,

•	increases the percentage of one or more classes of capital stock of the target beneficially owned by American Towers, Inc., the sister guarantors and the Restricted Subsidiaries,

•	does not decrease the percentage of the total voting power of shares of capital stock of the target entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees of the target that is owned by us, the sister guarantors and the Restricted Subsidiaries, and

•	does not decrease the percentage of stockholders’ equity, including stock subject to mandatory redemption, of the target, as reflected on its most recent internal balance sheet prepared in accordance with GAAP, available upon liquidation of the target to capital stock of the target owned by us, the sister guarantors and the Restricted Subsidiaries;

•	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described under the caption “—Repurchase at the Option of Holders—Asset Sales” on page 37 of this prospectus;

•	any acquisition of assets solely in exchange for the issuance of Equity Interests, other than Disqualified Stock, of us or a sister guarantor;

•	receivables created in the ordinary course of business;

•	loans or advances to employees made in the ordinary course of business since the date of the indenture not to exceed $5.0 million at any one time outstanding;

•	securities and other assets received in settlement of trade debts or other claims arising in the ordinary course of business;

•	Investments since the date of the indenture of up to an aggregate of $100.0 million at any one time outstanding, each Investment being measured as of the date made and without giving effect to subsequent changes in value;

•	Investments in Verestar and its subsidiaries since the date of the indenture of up to an aggregate amount of $25.0 million at any one time outstanding, each Investment being measured as of the date made and without giving effect to subsequent changes in value; and

•	other Investments in Permitted Businesses since the date of the indenture not to exceed an amount equal to $10.0 million plus 10% of the Consolidated Tangible Assets of us and the sister guarantors (on a combined basis) at any one time outstanding, each Investment being measured as of the date made and without giving effect to subsequent changes in value.

“Permitted Junior Securities” means:

•	Equity Interests in us or any guarantor; or

•	debt securities that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the notes and the guarantees are subordinated to Senior Debt under the indenture.

“Permitted Liens” means:

•	Liens securing Senior Debt of us or the guarantors;

•	Liens securing any Indebtedness of any of the Restricted Subsidiaries that are not guarantors that was permitted by the terms of the indenture to be incurred;

•	Liens in favor of us or a sister guarantor;

•	Liens existing on the date of the indenture and renewals and replacements thereof to the extent they secure Permitted Refinancing Indebtedness;

•	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, as long as any reserve or other appropriate provision required by GAAP has been made;

•	Liens of carriers, warehousemen, mechanics, vendors solely to the extent arising by operation of law, laborers and materialmen incurred in the ordinary course of business for sums not yet due or being diligently contested in good faith, if reserves or appropriate provisions shall have been made;

•	Liens incurred in the ordinary course of business in connection with worker’s compensation and unemployment insurance, social security obligations, assessments or government charges which are not overdue for more than 60 days;

•	restrictions on the transfer of Licenses or assets of us, any sister guarantor or any of the Restricted Subsidiaries imposed by any of the Licenses as in effect on the date of the indenture or imposed by the Communications Act of 1934, any similar or successor federal statute or the rules and regulations of the Federal Communications Commission or other similar or successor agency of the federal government administering that act or successor statute thereunder, all as the same may be in effect from time to time;

•	Liens arising by operation of law in favor of purchasers in connection with the sale of an asset, but only if the Lien only encumbers the property being sold;

•	Liens to secure performance of statutory obligations, surety or appeal bonds, performance bonds, bids or tenders;

•	judgment Liens which do not result in an Event of Default under the indenture;

•	Liens in connection with escrow deposits made in connection with any acquisition of assets;

•	Liens securing Indebtedness permitted to be incurred under clauses (4) and (7) of the second paragraph of the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” on page 42 of this prospectus;

•	easements, rights-of-way, zoning restrictions, licenses or restrictions on use and other similar encumbrances on the use of real property that:

•	are not incurred in connection with the borrowing of money or the obtaining of advances or credit, other than trade credit in the ordinary course of business; and

•	do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by us, the sister guarantors and the Restricted Subsidiaries;

•	Liens on our property or the property of, a sister guarantor or a Restricted Subsidiary at the time we, a sister guarantor or Restricted Subsidiary acquired the property, including acquisition by means of a merger or consolidation with or into us, a sister guarantor or any Restricted Subsidiary, so long as the Liens (a) are not created, incurred or assumed in connection with or in contemplation of the acquisition, and (b) do not extend to any other property owned by us, any sister guarantor or any Restricted Subsidiary; and

•	Liens securing Indebtedness in an aggregate principal amount at any time outstanding that, together with any Attributable Debt, does not exceed 10% of:

•	Consolidated Tangible Assets of us and the sister guarantors, on a combined basis, reduced by

•	the amount of current liabilities, excluding current maturities of long-term debt, of us, the sister guarantors and the Restricted Subsidiaries, further reduced by

•	appropriate adjustments on account of minority interests in Restricted Subsidiaries held by persons other than us, a sister guarantor and the Restricted Subsidiaries,

all as shown on our most recent internal consolidated balance sheet and our Restricted Subsidiaries and each sister guarantor and its Restricted Subsidiaries calculated on a combined basis in accordance with GAAP.

“Permitted Refinancing Indebtedness” means any Indebtedness of us, any sister guarantor or any of the Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of us, any sister guarantor or any of the Restricted Subsidiaries, other than intercompany Indebtedness; so long as:

•	the principal amount or initial Accreted Value, if applicable, of the Permitted Refinancing Indebtedness does not exceed the principal amount or Accreted Value of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded, plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith;

•	the Permitted Refinancing Indebtedness has a final maturity date not earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

•	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, the Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Principal” means Steven B. Dodge and any Related Party of Steven B. Dodge.

“Qualified Proceeds” means assets that are used or useful in, or capital stock of any person engaged in, a Permitted Business.

“Related Party” means:

•	any person that is a subsidiary of the Principal; or

•	any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, members, partners, owners or persons beneficially holding an over-50% controlling interest of which consists of the Principal and/or the other persons referred to in the preceding bullet.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a person means any subsidiary of the person that is not an Unrestricted Subsidiary and, in the absence of any designation, means a Restricted Subsidiary of ours or of a sister guarantor, as the case may be, and, for purposes of any financial calculations with respect to American Tower Corporation, shall mean us, the sister guarantors and the Restricted Subsidiaries of us and the sister guarantors.

“Senior Debt” means:

In the case of us or any Group Guarantor:

•	all Indebtedness of us or any guarantor outstanding under clause (1) of the second paragraph of the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock” on page 42 of this prospectus, including, without limitation, the Credit Agreement, and all Hedging Obligations with respect thereto; and

•	all Obligations with respect to the items listed in the preceding bullet; and

In the case of American Tower Corporation:

•	all of its Indebtedness outstanding under clause (1) of the second paragraph of the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock” on page 42 of this prospectus, including, without limitation, the Credit Agreement, and all Hedging Obligations with respect thereto; and

•	any other Indebtedness of it, unless the instrument under which the Indebtedness is incurred expressly provides that it is on parity with or subordinated in right of payment to the notes or any guarantee; and

•	all Obligations with respect to the items listed in the preceding two bullets.

Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

•	any liability for federal, state, local or other taxes owed or owing by us or any guarantor;

•	any intercompany Indebtedness of us, any sister guarantor or any of our or their subsidiaries to us, any sister guarantor or any of their Affiliates;

•	any trade payables; or

•	the portion of any Indebtedness that is incurred in violation of the indenture.

“Senior Notes Due 2009” means, collectively, the 9 3/8% Senior Notes due 2009 of American Tower Corporation issued pursuant to the indenture dated January 31, 2001 with The Bank of New York as trustee.

“Surplus Asset Sale” means (a) an Asset Sale of communications transmission towers that were acquired from AT&T Corporation and its affiliates, have an aggregate book value on American Tower Corporation’s GAAP balance sheet at September 30, 2002 and at the date of the indenture of not more than $20.0 million, and are shown on the GAAP accounting records of American Tower Corporation at September 30, 2002 and at the date of the indenture as being held for disposal, and (b) Asset Sales in any one-year period for aggregate net proceeds of up to $5.0 million.

“Tax Sharing Agreement” means the Tax Sharing Agreement, dated as of January 1, 2000, among us, American Tower Corporation and other subsidiaries of American Tower Corporation.

“Teleports Business” means the business of providing domestic and international satellite and internet protocol network transmission services.

“Tower Asset Exchange” means any transaction in which we, a sister guarantor or one or more of the Restricted Subsidiaries exchanges assets for, or issues its capital stock in exchange for, Tower Assets and/or cash or cash equivalents where the fair market value (evidenced by a resolution of our board of directors set forth in an officers’ certificate delivered to the trustee) of the Tower Assets and cash or cash equivalents received by us, the sister guarantors and the Restricted Subsidiaries in the exchange is at least equal to the fair market value of the assets disposed of, or the capital stock issued, in the exchange.

“Tower Assets” means wireless transmission or broadcast towers and related assets that are located on the site of a wireless transmission or broadcast tower.

“Tower Cash Flow” means, with respect to any person and for any period, the Consolidated Cash Flow of the person and its Restricted Subsidiaries, in each case that is directly attributable, including related expenses, to (a) site rental revenue or license fees, including space reservation payments, paid to lease, sublease or retain space on communications sites owned or leased by the person or its Restricted Subsidiaries, (b) fees paid to the person or its Restricted Subsidiaries for management of communications sites and (c) real estate lease and similar payments, whether or not related to communications sites, paid to the person or its Restricted Subsidiaries to the extent included in the same operating segment for GAAP reporting purposes as site rental revenue, all determined on a consolidated basis and in accordance with GAAP. Tower Cash Flow will not include revenue or expenses attributable to non-site rental services provided by the person or any of its Restricted Subsidiaries to lessees of communication sites or revenues derived from the sale of assets.

“Unrestricted Subsidiary” means any subsidiary of ours or any sister guarantor that (a) is listed under the heading “—Brief Description of the Notes and Note Guarantees” on page 30 of this prospectus or (b) is designated by our board of directors as an Unrestricted Subsidiary pursuant to a board resolution, but only to the extent that the subsidiary:

•	has no Indebtedness other than Non-Recourse Debt or Indebtedness owed to American Towers, Inc., any sister guarantor or any of the Restricted Subsidiaries;

•	is not party to any agreement, contract, arrangement or understanding with us, any sister guarantor or any Restricted Subsidiary unless the terms of the agreement, contract, arrangement or understanding are no less favorable to us, the sister guarantor or the Restricted Subsidiary than those that might be obtained at the time from persons who are not affiliates of us or the sister guarantors;

•	is a person with respect to which none of us, a sister guarantor, or any of the Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve the person’s financial condition or to cause the person to achieve any specified levels of operating results; and

•	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of us, any sister guarantor or any of the Restricted Subsidiaries.

Any designation of a subsidiary of ours or a sister guarantor as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to the designation and an officers’ certificate certifying that the designation complied with the preceding conditions and was permitted by the covenant described under the caption “—Certain Covenants—Restricted Payments” on page 39 of this prospectus. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of the subsidiary will be deemed to be incurred by a Restricted Subsidiary as of the date and, if the Indebtedness is not permitted to be incurred as of the date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” on page 42 of this prospectus, we or the sister guarantor will be in Default of the covenant. Our board of directors or the board of directors a sister guarantor may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary. In that event, the designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of ours or the sister guarantor of any outstanding Indebtedness of the Unrestricted Subsidiary and the designation will only be permitted if (1) the Indebtedness is permitted under the covenant governing the incurrence of Indebtedness and (2) no Default or Event of Default would be in existence following the designation.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

•	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between the date and the making of the payment; by

•	the then outstanding principal amount of the Indebtedness.

“Wholly Owned Domestic Restricted Subsidiary” means any Wholly Owned Restricted Subsidiary of the specified person that (a) was formed under the laws of the United States or any state of the United States or the District of Columbia and (b) in the case of a Wholly Owned Domestic Restricted Subsidiary of ours or of a sister guarantor, guarantees Indebtedness under the Credit Agreement or is a co-borrower thereunder.

“Wholly Owned Restricted Subsidiary” of any specified person means a Restricted Subsidiary of the person all of the outstanding capital stock or other ownership interests of which, other than directors’ qualifying shares, will at the time be owned by the person or by one or more wholly owned Restricted Subsidiaries of the person and one or more wholly owned Restricted Subsidiaries of the person. If all of the outstanding capital stock or other ownership interests, other than directors’ qualifying shares, of a Restricted Subsidiary of ours or a sister guarantor that are not owned by us or the sister guarantor are owned by one or more of us or a sister guarantor or a Wholly Owned Restricted Subsidiary of ours or the guarantor, the Restricted Subsidiary will be deemed to be a Wholly Owned Restricted Subsidiary of ours or a sister guarantor, as determined by us.

DESCRIPTION OF OTHER INDEBTEDNESS

Below is a summary of relevant provisions of our credit facilities, convertible notes, senior notes and other relevant contractual obligations. It is qualified in its entirety by the terms of the actual agreements which have been filed as exhibits to our 2002 Form 10-K. For more information about our debt obligations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources” and “Quantitative and Qualitative Disclosures About Market Risk” in our 2002 Form 10-K, as well as our consolidated financial statements and accompanying notes in that report.

Credit Facilities.    Our credit facilities, which were amended in February 2003, provide us with a borrowing capacity of up to $1.575 billion. Our principal operating subsidiaries (other than Verestar) are the borrowers under our credit facilities. Borrowings under the amended credit facilities are subject to compliance with certain financial ratios as described below. Our amended credit facilities currently include:

•	a $650.0 million (as amended—$425.0 million) revolving credit facility, of which $160.0 million was drawn and against which $19.2 million of undrawn letters of credit were outstanding on December 31, 2002, maturing on June 30, 2007;

•	a $850.0 million (as amended—$725.0 million) multi-draw term loan A, which was fully drawn on December 31, 2002, maturing on June 30, 2007; and

•	a $500.0 million (as amended—$425.0 million) term loan B, which was fully drawn on December 31, 2002, maturing on December 31, 2007.

We are required under our credit facilities to make scheduled amortization payments in increasing amounts designed to repay the loans at maturity. During 2003, we will be required to repay approximately $13.6 million of the amended term loans each quarter.

We and our restricted subsidiaries, as well as Verestar and its subsidiaries, have guaranteed all of the loans under our credit facilities. We have secured the loans by liens on substantially all assets of the borrowers and the restricted subsidiaries, as well as Verestar and its subsidiaries, and substantially all outstanding capital stock and other debt and equity interests of all of our direct and indirect subsidiaries.

9 3/8% Senior Notes.    As of December 31, 2002, we had outstanding an aggregate principal amount of $1.0 billion of 9 3/8% senior notes. The senior notes mature on February 1, 2009. Interest on the senior notes is payable semiannually on February 1 and August 1. The senior note indenture does not contain any sinking fund or mandatory redemption requirement for the senior notes prior to maturity.

October 1999 Convertible Notes.    In October 1999, we issued 6.25% convertible notes due 2009 in an aggregate principal amount of $300.0 million and 2.25% convertible notes due 2009 at an issue price of $300.1 million, representing 70.52% of their principal amount at maturity of $425.5 million. The difference between the issue price and the principal amount at maturity of the 2.25% convertible notes will be accreted each year at the rate of 6.25% per annum as interest expense in our consolidated financial statements. The 6.25% convertible notes are convertible into shares of our Class A common stock at a conversion price of $24.40 per share. The 2.25% convertible notes are convertible into shares of our Class A common stock at a conversion price of $24.00 per share.

The indentures under which those convertible notes were issued do not contain any sinking fund or mandatory redemption requirement for the convertible notes prior to maturity. However, holders may require us to repurchase all or any of their 6.25% convertible notes on October 22, 2006 at their principal amount, together with accrued and unpaid interest. Holders may require us to repurchase all or any of their 2.25% convertible notes on October 22, 2003 at $802.93, which is its issue price plus accreted original issue discount, together with accrued and unpaid interest. Based on the principal amount of the 2.25% notes outstanding as of December 31, 2002, we may be required to repurchase up to $216.7 million principal amount, accreted through October 22, 2003, of our 2.25% convertible notes on October 22, 2003, if all the holders exercise this put right. We may, subject to certain conditions in the applicable indenture, elect to pay the repurchase price of each series of convertible notes in cash or shares of our Class A common stock, or any combination thereof.

As of December 31, 2002, the total amounts outstanding under the 2.25% and 6.25% convertible notes were $210.9 million and $212.7 million, respectively.

February 2000 Convertible Notes.    In February 2000, we issued 5.0% convertible notes due 2010 in an aggregate principal amount of $450.0 million. The 5.0% convertible notes are convertible into shares of our Class A common stock at a conversion price of $51.50 per share. The indenture under which the 5.0% convertible notes are outstanding does not contain any sinking fund or mandatory redemption requirement for the convertible notes prior to maturity. However, holders may require us to repurchase all or any of the 5.0% convertible notes on February 20, 2007 at their principal amount, together with accrued and unpaid interest. We may, subject to certain conditions in the indenture, elect to pay the repurchase price in cash or shares of our Class A common stock or any combination thereof.

The total amount outstanding under the 5.0% convertible notes as of December 31, 2002 was $450.0 million.

Optional Repurchase of Convertible Notes.    We continue to assess market conditions with respect to our convertible notes and will opportunistically act to reduce this indebtedness on terms that we determine are favorable to us, either through a limited number of privately negotiated conversions, exchanges or otherwise involving cash or our Class A common stock, or both. Negotiated conversions in which we issue shares in excess of the number issuable based on the stated conversion prices will result in a non-cash charge. This non-cash charge would be reflected in our financial statements as note conversion expense and would be based on the then-fair market value of our Class A common stock and the number of excess shares.

Other Long-Term Debt.    As of December 31, 2002, we had approximately $81.0 million of other long-term debt, including $47.2 million of capital lease obligations and $33.8 million of mortgage indebtedness and other notes payable.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES

The following is a summary of the material United States federal income tax consequences of the exchange of old notes for new notes and of the ownership and disposition of the new notes. This summary is based on the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”, administrative pronouncements, judicial decisions and final, temporary and proposed regulations, all of which are subject to change. Any change could be applied retroactively in a way that could cause the tax consequences to differ from the consequences described below, possibly with adverse effect.

This summary applies only to persons who hold the old notes and the new notes as capital assets within the meaning of Section 1221 of the Code, that is, for investment purposes. This summary does not discuss all aspects of United States federal income taxation that may be relevant to holders in light of their special circumstances or that may be relevant to holders subject to special tax rules. This summary also does not discuss any tax consequences arising under the United States federal estate and gift tax laws or the laws of any state, local, foreign or other taxing jurisdiction. Special rules apply to banks, thrifts, and other financial institutions, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts or real estate mortgage investment conduits, financial asset securitization investment trusts, dealers in securities or currencies, persons who hold the notes through a partnership or other pass-through entity, persons subject to alternative minimum tax, persons holding the notes as a part of a hedge, straddle, conversion, constructive sale or other integrated transaction, persons whose functional currency is not the U.S. dollar, or persons who have ceased to be U.S. citizens or to be taxed as resident aliens.

You should consult your own tax advisor concerning the United States federal income tax consequences to you, in light of your particular situation, of the exchange of the old notes for the new notes and the ownership and disposition of the new notes, as well as any consequences arising under United States federal estate and gift tax laws and the laws of any state, local, foreign or other taxing jurisdiction.

As used this summary, the term “U.S. holder” means a beneficial owner of a note that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if a valid election is in place to treat the trust as a United States person.

As used in this summary, the term “non-U.S. holder” means a beneficial owner of a note that is not a U.S. holder.

Tax Consequences to U.S. Holders

Exchange Offer

The exchange of the old notes for the new notes in connection with the exchange offer will not be a taxable sale. Accordingly:

•	holders will not recognize taxable gain or loss as a result of the exchange;

•	the adjusted tax basis of a new note immediately after the exchange will be the same as the adjusted tax basis of the old note exchanged therefor immediately before the exchange;

•	the holding period of the new note will include the holding period of the old note;

•	the issue price of the new note will equal the issue price of the old note; and

•	any original issue discount, market discount or bond premium applicable to the old notes will carry over to the new notes.

Issue Price of the Notes

Each old note was issued as part of a unit comprised of a note and a warrant to purchase shares of our Class A common stock. For United States federal income tax purposes, we allocated the issue price of each unit between the note and the warrant comprising the unit in proportion to their respective fair market values in accordance with the investment unit rules of Section 1273(c)(2) of the Code. The issue price of each unit was $519.66, which is the first price at which a substantial amount of the units were sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Based on our estimate of the relative fair market values of the notes and warrants comprising the units, we treated $454.60 of the issue price of a unit as allocable to an old note. Under the investment unit rules, this allocation, which establishes the issue price of the old notes and of the new notes exchanged therefor, is binding on each holder, but not on the Internal Revenue Service, unless the holder explicitly discloses a contrary position in a statement attached to the holder’s timely filed United States federal income tax return for the taxable year in which the holder acquires a note. If the IRS successfully asserts that the issue price of a note is less than the amount allocated by us, there will be a greater amount of original issue discount accruing under the notes.

Original Issue Discount

The old notes were issued with original issue discount, or OID, for United States federal income tax purposes. As a result, the new notes will be treated as issued with OID. The amount of OID on a new note will equal the excess of the stated redemption price at maturity of the note over its issue price, as determined under the rules described above under “—Issue Price of the Notes.”

Each holder of a new note will be required to include a portion of the OID on the note in gross income as ordinary income in advance of the receipt of the associated cash payment, regardless of the holder’s regular method of accounting. In general, the amount of OID included in income by a holder of a new note will be the sum of the daily portions of OID with respect to the new note and the old note exchanged therefor, for each day during the taxable year, or portion of the taxable year, on which the holder held the notes. The daily portion of OID on any note is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period.

An accrual period may be of any length and the accrual periods may vary in length over the term of the new notes, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. You, as a holder of the notes, are not required to use the same accrual periods as we do. However, we have selected an annual accrual period ending August 1 to determine OID accruals, and our choice of accrual periods controls for purposes of determining whether the notes have significant OID under the rules described in “—Impact of Applicable High Yield Discount Obligation Rules” on page 72 of this prospectus.

The amount of OID allocable to an accrual period is generally equal to the product of (x) the new note’s adjusted issue price at the beginning of such accrual period and (y) the yield to maturity of the new note, compounded at the end of each accrual period, taking into account the length of the particular accrual period. The adjusted issue price of a new note at the beginning of any accrual period is the sum of the issue price of the note plus the amount of OID allocable to all prior accrual periods minus the amount of any prior payments on the note.

Under these rules, holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

If a holder acquires a new note, or purchased an old note which the holder exchanges for a new note, after original issuance for an amount that is less than or equal to the note’s par value but greater than its adjusted issue price, the holder will be considered to have acquired the note at an “acquisition premium” equal in amount to the excess of the note’s cost over its adjusted issue price. Under the acquisition premium rules, the amount of original issue discount which the holder must include in income in each period with respect to the note will be reduced, but not below zero, by the portion of the acquisition premium allocated to the period.

Impact of Applicable High Yield Discount Obligation Rules

The yield to maturity on the old notes and the new notes exchanged therefor equals or exceeds the sum of 5% and the “applicable federal rate” in effect for the month in which the notes were issued. Accordingly, if the notes were to have “significant” OID, the notes would be considered “applicable high yield discount obligations,” or AHYDOS. If the notes were AHYDOS we would not be permitted to deduct for United States federal income tax purposes OID accrued on the notes until the time we actually paid the OID in cash or in property other than our stock or debt, or stock or debt of a person related to us. Further, a portion of the OID on the notes, which we refer to as the “Dividend-Equivalent Interest,” would not be deductible at any time, and a corporate U.S. holder would be eligible for the dividends-received deduction for the portion of the Dividend-Equivalent Interest that would have been treated as a dividend had it been distributed by us with respect to our stock.

A debt instrument has “significant” OID if (a) the aggregate amount which would be includible in gross income with respect to such debt instrument for periods before the close of any accrual period ending after the date five years after the date of issue exceeds (b) the sum of (1) the aggregate amount of interest to be paid under the instrument as of the close of such accrual period and (2) the product of the issue price of the debt instrument and its yield to maturity. We have selected an annual accrual period ending August 1 to determine OID accruals on the notes. Consequently, all amounts which would be includible in gross income with respect to the new notes will be paid as of the close of the first accrual period ending after the date five years after the date of issue of the old notes. As a result, the notes do not have significant OID and will not be AHYDOS. Our choice of accrual periods controls for purposes of determining whether the notes have significant OID.

Market Discount

If a holder acquires a new note, or purchased an old note which the holder exchanges for a new note, for an amount that is less than its adjusted issue price, the difference will be treated as “market discount,” unless the difference is less than a statutorily defined de minimis amount, and the new note will be subject to the market discount rules. The holder of a new note that is subject to the market discount rules will be required to treat any full or partial principal payment or any gain recognized on the maturity, sale or other disposition of the note as ordinary income, to the extent that the gain does not exceed the accrued market discount on the note. The amount of market discount treated as having accrued will be determined either:

•	on a straight-line basis by multiplying the market discount times a fraction, the numerator of which is the number of days the note was held by the holder and the denominator of which is the total number of days after the date the holder acquired the note up to, and including, the note’s maturity date, or

•	if the holder so elects, on the basis of a constant rate of compound interest.

The holder of a new note subject to the market discount rules may elect to include market discount in income currently, through the use of either the straight-line inclusion method or the elective constant interest rate method, in lieu of recharacterizing gain upon disposition as ordinary income to the extent of accrued market discount at the time of disposition. Once made, this election will apply to all debt instruments with market discount acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If an election is made to include market discount on a debt instrument in income currently, the basis of the debt instrument in the hands of the holder will be increased by the market discount thereon as it is included in income.

A holder that does not elect to include the market discount on a new note in income currently may be required to defer interest expense deductions for a portion of the interest paid on indebtedness incurred or continued to purchase or carry the note, until the maturity of the note, its earlier disposition in a taxable transaction or, if the holder so elects, a subsequent taxable year in which sufficient income exists with respect to the new note.

Amortizable Bond Premium

If a holder purchases a new note, or purchased an old note which the holder exchanges for a new note, for an amount in excess of its par value, the holder will not be required to include in income any OID with respect to the note. In addition, the holder may elect to treat the excess as “amortizable bond premium,” in which case the amount of amortizable bond premium allocable to a taxable year, based on the holder’s yield to maturity on the note, will be allowed as a deduction. Any election to amortize bond premium will apply to all debt instruments, other than debt instruments the interest on which is excludable from gross income, held or subsequently acquired by the holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Sale, Exchange, Retirement or Other Taxable Disposition of the New Notes

A holder of a new note will recognize gain or loss upon the sale, redemption, retirement or other taxable disposition of the note equal to the difference between (a) the amount of cash and the fair market value of any property received and (b) the holder’s adjusted tax basis in the note. A holder’s adjusted tax basis in a new note generally will equal the holder’s initial tax basis in the new note or the old note exchanged therefor, increased by the amount of OID and any accrued market discount previously included in income and decreased by the amount of any payments received with respect to that note and any amortized bond premium. The initial tax basis of an old note acquired at original issue is its issue price as determined under the rules described under “—Issue Price of the Notes” on page 71 of this prospectus.

Subject to the market discount rules discussed above, any gain or loss recognized by a holder on the disposition of a new note generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period is more than one year. Under current law, holders who are individuals generally are taxed on long-term capital gains at a maximum marginal rate of 20%; corporate holders are taxed on long-term capital gains at a maximum marginal rate of 35%. The deductibility of capital losses is subject to limitations.

United States Federal Income Tax Consequences to Non-U.S. Holders

The following discussion applies only to non-U.S. holders. This discussion does not address all aspects of United States federal income taxation that may be relevant to non-U.S. holders in light of their special circumstances. For example, special rules may apply to a non-U.S. holder that is a “controlled foreign corporation,” “passive foreign investment company” or “foreign personal holding company,” and those holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Exchange Offer

The exchange of the old notes for the new notes in the exchange offer will not be a taxable sale or exchange for U.S. federal income tax purposes.

Original Issue Discount

Subject to the discussion below concerning effectively connected income and backup withholding, payments in respect to OID on the new notes will not be subject to the 30% United States federal withholding tax if the following conditions are met:

•	the holder does not own actually or constructively 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the holder is not a controlled foreign corporation related to us through actual or constructive stock ownership;

•	the holder is not a bank whose receipt of interest on the new notes is described in Section 881(c)(3)(A) of the Code; and

•	either (i) the holder provides the holder’s name and address to us or our paying agent on an IRS Form W-8BEN, or other applicable form, and certifies under penalty of perjury that the holder is not a United States person, or (ii) a financial institution holding the notes on the holder’s behalf certifies to us or our paying agent under penalty of perjury that it has received an IRS Form W-8BEN, or other applicable form, from the beneficial owner and provides a copy or, in the case of certain foreign intermediaries, satisfies other certification requirements under the applicable U.S. Treasury regulations.

Special certification requirements apply to certain non-U.S. holders that are entities rather than individuals.

If a holder cannot satisfy the requirements described above, payments in respect to OID made to the holder will be subject to the 30% United States federal withholding tax, unless:

•	the holder qualifies for a reduced rate of withholding under a tax treaty or

•	the payments are exempt from withholding because they are effectively connected with the holder’s conduct of a trade or business in the United States and where a tax treaty applies, the payments are attributable to a United States permanent establishment maintained by the holder.

In order to claim a reduction in or exemption from the 30% withholding tax under an applicable tax treaty, a holder must provide a properly executed IRS Form W-8BEN (or a suitable substitute form). In order to claim that payments in respect to OID are exempt from the withholding tax because they are effectively connected with the holder’s conduct of a trade or business in the United States, the holder must provide an IRS Form W-8ECI, or a suitable substitute form.

A non-U.S. holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange, Retirement or Other Taxable Disposition of the New Notes

Subject to the discussion immediately below concerning effectively connected income and backup withholding, a holder generally will not be subject to U.S. federal income tax on any gain, including gain attributable to market discount, realized on the sale, exchange, retirement or other taxable disposition of a new note unless the holder is an individual who is present in the United States for at least 183 days during the year of disposition of the new note and other conditions are satisfied.

Effectively Connected Income

If a holder is engaged in a trade or business in the United States and the holder’s investment in a new note is effectively connected with that trade or business, the holder will be exempt from the 30% withholding tax on payments in respect to OID, if a certification requirement, generally on IRS Form W-8ECI, is met. In those cases, a holder will instead generally be subject to regular United States federal income tax on a net income basis on any payments in respect to OID and gain with respect to the new notes in the same manner as if the holder were a U.S. holder. In addition, if the holder is a foreign corporation, the holder may be subject to a branch profits tax of 30%, or the lower rate provided by an applicable income tax treaty, of the holder’s earnings and profits for the taxable year that are effectively connected with the holder’s conduct of a trade or business in the United States. If a holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States.

Information Reporting and Backup Withholding

Payments in respect to OID and principal on, and proceeds received from the sale of, a new note generally will be reported to U.S. holders and to the IRS, and a backup withholding tax may apply to the payments or proceeds if the U.S. holder fails to furnish the payor with a correct taxpayer identification number or other required certification or the holder has been notified by the IRS that the holder is subject to backup withholding for failing to report interest or dividends required to be shown on the holder’s federal income tax returns. Certain U.S. holders, including generally corporations and tax-exempt entities, are exempt from information reporting and backup withholding.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments in respect to OID or principal payments on the new notes if the holder has provided the statement described under “— United States Federal Income Tax Consequences to Non-U.S. Holders – Original Issue Discount” on page 73 of this prospectus and the payor does not have actual knowledge or reason to know that the holder is a United States person. Information reporting on IRS Form 1042-S may still apply to payments in respect to OID, however. In addition, a non-U.S. holder generally will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a new note made within the United States or conducted through certain United States financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the holder is a United States person or the holder otherwise establishes an exemption. Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining those exemptions, if available.

Backup withholding is not an additional tax, and amounts withheld as backup withholding will be allowed as a refund or credit against a holder’s federal income tax liability, as long as the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. A broker-dealer may use this prospectus, as amended or supplemented from time to time, in connection with resales of new notes received in exchange for old notes where the broker-dealer acquired old notes as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make available a prospectus, as amended or supplemented, meeting the requirements of the Securities Act to any broker-dealer for use in connection with those resales.

We will not receive any proceeds from any sale of new notes by broker-dealers. Broker-dealers may sell new notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes.

Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of those new notes may be deemed to be an “underwriter” within the meaning of the Securities Act. A profit on any resale of those new notes and any commissions or concessions received by any those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the old notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes, including any broker-dealers, against specified liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Palmer & Dodge LLP, Boston, Massachusetts, will pass upon the validity of the new notes and guarantees for us. Palmer & Dodge LLP will deliver an opinion stating that the new notes and guarantees will be binding obligations of ATI and the guarantors, respectively. In rendering its opinion, Palmer & Dodge LLP will rely on the opinion of Latham & Watkins LLP with respect to matters of New York law and on the opinions of Holme Roberts & Owen LLP; Kean, Miller, Hawthorne, D’Armond, McCowan & Jarman L.L.P.; Watkins Ludlam Winter & Stennis, P.A.; Keleher & McLeod, PA; and Helms, Mulliss and Wicker, PLLC with respect to certain matters pertaining to the subsidiary guarantors under the laws of the states of California, Louisiana, Mississippi, New Mexico, and South Carolina, respectively. A partner of Palmer & Dodge LLP holds options to purchase 7,200 shares of our Class A common stock at $18.75 per share.

EXPERTS

The consolidated financial statements of American Tower Corporation incorporated in this prospectus by reference from American Tower Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”) and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

EXCHANGE AGENT

We have appointed The Bank of New York as exchange agent in connection with the exchange offer. Holders should direct letters of transmittal or notices of guaranteed delivery to the exchange agent as follows:

By Mail, Hand Delivery or Overnight Courier:	By Facsimile Transmission:

The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street—7 East New York, NY 10286 Attention: Ms. Carolle Montreuil	The Bank of New York Corporate Trust Operations Reorganization Unit Attention: Ms. Carolle Montreuil (212) 298-1915
For Information or Confirmation by Telephone:

The Bank of New York Corporate Trust Operations Reorganization Unit Attention: Ms. Carolle Montreuil (212) 815-5920

Delivery of a letter of transmittal to any address or facsimile number other than the one set forth above will not constitute a valid delivery.

INFORMATION AGENT

We have appointed Georgeson Shareholder Communications Inc. as information agent in connection with the exchange offer. Holders should direct questions and requests for assistance and for additional copies of this prospectus to the information agent as follows:

Georgeson Shareholder Communications Inc.

17 State Street, 10th Floor

New York, NY 10004

Phone: (800) 790-6795

Fax: (212) 440-9009

americantowerinfo@gscorp.com

The information agent for the exchange offer is:

17 State Street, 10th Floor

New York, NY 10004

Phone: (800) 790-6795

Fax: (212) 440-9009

americantowerinfo@gscorp.com